Form 10-K, Exhibit 13
period 1998-09-26
IDG BOOKS WORLDWIDE INC
filed 1998-12-28
CIK 1061763

COVER COPY:

REVOLUTIONIZING LEARNING
BUILDING DOMINANT BRANDS
INFORMING THE INTERNET ECONOMY

1998 ANNUAL REPORT
IDG BOOKS WORLDWIDE, INC.

INSIDE FRONT COVER:


                                                FINANCIAL HIGHLIGHTS
--------------------------------------------- ---------------- ---------------------- ---------------------
NET REVENUE                                   $97,847          $120,688               $141,525
--------------------------------------------- ---------------- ---------------------- ---------------------
NET INCOME                                    6,488            7,035                  10,183
--------------------------------------------- ---------------- ---------------------- ---------------------
EBITDA1                                       12,351           13,586                 20,677
--------------------------------------------- ---------------- ---------------------- ---------------------
EARNINGS PER SHARE                            $0.58            $0.63                  $0.87
--------------------------------------------- ---------------- ---------------------- ---------------------
PRO FORMA EARNINGS PER SHARE2                 $0.47            $0.51                  $0.73
--------------------------------------------- ---------------- ---------------------- ---------------------

EARNINGS PER SHARE
[GRAPH VISUAL]

NET REVENUE ($ IN MILLIONS)
[GRAPH VISUAL]

1. "EBITDA" IS DEFINED AS INCOME BEFORE PROVISION FOR INCOME TAXES, INTEREST EXPENSE, DEPRECIATION AND AMORTIZATION. EBITDA IS NOT INTENDED TO REPRESENT CASH FLOWS FROM OPERATIONS AND SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO NET INCOME AS AN INDICATOR OF THE COMPANY'S OPERATING PERFORMANCE OR TO CASH FLOWS AS A MEASURE OF LIQUIDITY.

2. THE PRO FORMA EARNINGS PER SHARE AMOUNTS SHOW THE PRO FORMA DILUTIVE EFFECT OF THE NUMBER OF SHARES WHICH WERE REQUIRED TO BE SOLD IN THE COMPANY'S INITIAL PUBLIC OFFERING TO REPAY THE NOTE PAYABLE ISSUED TO IDG, THE PARENT COMPANY, AS A PRE-OFFERING DIVIDEND.

                              INVESTED IN KNOWLEDGE

THE NEW INTERNET ECONOMY IS TRANSFORMING OUR LIVES: HOW WE WORK, ACQUIRE AND USE INFORMATION, AND COMMUNICATE WITH THE WORLD AROUND US. THE NEED FOR QUALITY TRAINING AND ON-THE-FLY SOLUTIONS IS BECOMING ONE OF THE MOST PRESSING BUSINESS ISSUES TODAY. AS WE MOVE INTO THE 21ST CENTURY, WE WILL LOOK BEYOND TRADITIONAL TRAINING ENVIRONMENTS SUCH AS THE CLASSROOM AND BECOME LIFELONG LEARNERS, SEEKING QUICK ACCESS TO USEFUL INFORMATION THAT WILL HELP US TO LEAD MORE PRODUCTIVE, REWARDING LIVES.

AT IDG BOOKS WORLDWIDE, INC., WE BELIEVE IN THE LIMITLESS POWER OF KNOWLEDGE TO EXPAND HORIZONS, DELIVER COMPETITIVE ADVANTAGE, AND EMPOWER LIVES. FOUNDED IN 1990, WE'RE A LEADING GLOBAL KNOWLEDGE COMPANY WHOSE BEST-SELLING TECHNOLOGY, BUSINESS, AND SELF-HELP PRODUCTS ARE DESIGNED TO MAKE LEARNING EASY, ACCESSIBLE, AND FUN. WE'VE SUCCEEDED BY BUILDING STRONG BRANDS ACROSS CATEGORIES--A NEW CONCEPT IN THE PUBLISHING INDUSTRY--AND SUPPORTING THEM WITH TARGETED CONTENT AND EFFICIENT BUSINESS STRATEGIES.

INTELLECTUAL CURIOSITY, THE HUNGER FOR KNOWLEDGE, AND THE DRIVE TO EXCEL ARE FUNDAMENTAL TO HUMAN NATURE. THEY ARE INCREASINGLY IMPORTANT IN THE KNOWLEDGE ECONOMY, WHERE LEARNING TAKES PLACE CONTINUOUSLY. IDG BOOKS WORLDWIDE HAS BECOME AN INDUSTRY PHENOMENON BY ANTICIPATING WHAT PEOPLE WANT TO KNOW NOW-AND WHAT THEY NEED TO KNOW NEXT-AND DELIVERING RELIABLE CONTENT TARGETED TO DIVERSE LEARNING STYLES.

FOR THE MILLIONS OF PEOPLE LOOKING TO ENHANCE THEIR SKILLS, IMPROVE THEIR PRODUCTIVITY, AND SEEK PERSONAL ENRICHMENT, WE'LL PROVIDE EXCITING, FULFILLING WAYS TO HELP THEM REALIZE THOSE GOALS.

                           LETTER TO THE STOCKHOLDERS

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES:

WELCOME TO OUR FIRST ANNUAL REPORT.

IN JUST EIGHT YEARS, IDG BOOKS WORLDWIDE HAS BECOME ONE OF THE MOST SUCCESSFUL AND INNOVATIVE PUBLISHERS AND MASS MARKETERS OF THE DECADE. GREAT IDEAS, NURTURED BY TALENTED PEOPLE, ARE THE FUELS THAT POWER OUR ENTERPRISE.

IN 1998 WE LAUNCHED 342 TITLES, INCLUDING THE LATEST RELEASE OF THE BEST-SELLING COMPUTER BOOK EVER PUBLISHED: WINDOWS 98 FOR DUMMIES(R). IN FACT, IDGB PUBLISHED THE TOP SIX BEST-SELLING WINDOWS 95 AND WINDOWS 98-RELATED TITLES, ACCORDING TO THE RECENT OCTOBER 26, 1998 PUBLISHERS WEEKLY COMPUTER BEST-SELLER LIST; OTHER IDGB TITLES EARNED THE #1 SLOT IN ALL REMAINING TECHNOLOGY CATEGORIES PUBLISHERS WEEKLY TRACKS.

OUR FORMULA FOR CREATING A STRING OF BEST-SELLERS OVER THE YEARS IS SIMPLE: WE HAVE CONSISTENTLY IDENTIFIED KEY TECHNOLOGY TRENDS AND DELIVERED PRODUCTS THAT ENABLE CUSTOMERS TO QUICKLY GAIN COMPETITIVE ADVANTAGES AND INCREASE THEIR SKILLS. WE'VE DELIVERED THOSE PRODUCTS THROUGH 18 BRANDED SERIES--INCLUDING OUR FLAGSHIP ...FOR DUMMIES(R) BRAND, 3-D VISUAL(R), BIBLE, ...SECRETS(R), NOVELL PRESS(TM), AND VARIOUS MICROSOFT CERTIFICATION SERIES--AND OUR THREE WEB SITES:
WWW.IDGBOOKS.COM, WWW.DUMMIES.COM, AND WWW.CLIFFS.COM. THIS DIVERSE RANGE OF OFFERINGS AND CLEAR BRAND IDENTITY KEEP OUR CUSTOMERS COMING BACK FOR MORE.

FROM THE START, IDGB HAS SUCCESSFULLY BROUGHT BRANDING TO AN INDUSTRY THAT TRADITIONALLY PUBLISHED "BOOK BY BOOK." THE BEST EXAMPLE OF THIS STRATEGIC FOCUS OCCURRED IN NOVEMBER 1991 WHEN WE DEFIED CONVENTIONAL WISDOM AND LAUNCHED THE REVOLUTIONARY KNOWLEDGE BRAND, ...FOR DUMMIES. WE HAVE GROWN THIS BRAND RELENTLESSLY AND ARE PROUD TO HAVE FINISHED 1998 WITH MORE THAN 60 MILLION COPIES IN PRINT IN THE ENGLISH LANGUAGE. IN ADDITION, WE HAVE TRANSLATIONS IN MORE THAN 30 LANGUAGES.

IDGB HAS SUCCESSFULLY EXTENDED THE ...FOR DUMMIES BRAND BEYOND ITS ORIGINAL TECHNOLOGY FOCUS INTO SUCH AREAS AS PERSONAL FINANCE, BUSINESS, REAL ESTATE, COOKING, GARDENING, SPORTS AND FITNESS, TEST PREPARATION, MUSIC, AND MORE. THIS YEAR, WE LAUNCHED 49 CONSUMER TITLES, WITH NEW ENTRIES IN THE CATEGORIES OF SELF-HELP, SMALL BUSINESS, HOME IMPROVEMENT, AUTOMOTIVE REPAIR, PHOTOGRAPHY, AND PERSONAL RELATIONSHIPS. BECAUSE OUR CORE MISSION IS TO MAKE LEARNING EASY AND ACCESSIBLE WHATEVER THE TOPIC, WE BELIEVE OUR CONSUMER PUBLISHING OPPORTUNITIES ARE LIMITLESS.

We have identified several key growth initiatives that will drive us in 1999 and beyond:

Increase Strategic Partnerships
We are already working with several customers to create custom products, and we see this as an important growth area. Lotus, Siemens, and other companies have contracted with us to provide printed product documentation and electronic versions of our product. America Online, Excite, and Novell have also selected IDGB to create exciting co-branded products.

Acquire Complementary Brands
The acquisition of Cliffs Notes(R) in December 1998 exemplifies our strategy to extend our product portfolio with high-profile yet underdeveloped knowledge brands with loyal repeat buyers and the potential for product expansion. We will leverage these brands through our strong global sales, marketing, and distribution network.

Launch New Products and Line Extensions
We see many growth opportunities for product launches into new markets such as certification. In 1997, Microsoft reported that the Microsoft Certified Systems Engineer and Microsoft Certified Solution Developer certifications saw growth of over 250 percent in the prior year. The number of certified individuals doubled.

New software releases such as Microsoft Office 2000 give us the opportunity to introduce a multitude of new titles and revisions of proven best-sellers. We will have powerful promotional strategies, marketing programs, and retailer and consumer incentives in place for the launch of these major software upgrades.

In 1999, we will also aggressively publish in the popular health category with
 ...For Dummies topics such as family health, alternative medicine, dieting, back pain remedies, and stress management.

Expand Our Distribution Network
We see continued expansion in all our channels. Analysts are forecasting strong growth for book superstores for 1999. In addition, many computer, membership club, and office superstore chains are planning aggressive expansions. Our sell-through efficiency, branding strategy, and solid relationships with the market leaders will position us to capitalize on this growth.

We expect our growth from electronic commerce to continue to soar. Our 1998 sales through Amazon.com increased more than tenfold. Web-based sales are still only a small percentage of our total business, so the impact of growth in this channel will be significant.

International channels continue to be a source of growth potential. Currently, 14 percent of our revenues are from international business and we see significant opportunity, especially as we launch local publishing ventures around the world.

In our quest for the next big idea, we will focus on new platforms such as electronic books, intranets, electronic downloads, and e-commerce as valuable drivers of our business.

We are grateful to our talented staff, authors, customers, strategic partners and, most importantly, to the tens of millions of IDGB consumers who continually inspire us to innovate and grow. We are determined to build a diverse portfolio of knowledge brands to help companies, students, families, and individuals around the world learn, excel, compete, and improve the quality of their lives. In short, we will continue to champion our core mission: helping people turn "I can't" into "I can." By empowering our customers, we are fueling our future.

                               John J. Kilcullen
                              Steven H. Berkowitz

RECOGNIZED BY READERS...

READER QUOTES:

RESUMES FOR DUMMIES(R), 2ND EDITION
"RESUMES FOR DUMMIES IS THE BEST RESUME BOOK I'VE EVER READ. THE INFORMATION IS DOOR-OPENING AND THE PRESENTATION IS ENTERTAINING."
          --JENNY LUKE, READER, OCEANSIDE, CA

WINDOWS(R) 95 SIMPLIFIED(R)

"THE BEST COMPUTER BOOK I'VE EVER READ; KEEP MAKING MORE!"

          --GINA M. BELLAFORE, ASSOCIATE
            FILM PRODUCER, BROOKLYN, NY


AUTOCAD(R) BIBLE
"CONGRATULATIONS ON WRITING THE BEST AUTOCAD REFERENCE/MANUAL THAT I'VE EVER SEEN. I'VE BEEN AN AUTOCAD USER SINCE R10 AND I'VE SEEN AND USED MANY, MANY AUTOCAD BOOKS. AUTOCAD 14 BIBLE IS AN EXCEPTIONAL WORK. IN ENGINEERING WE ARE INFORMATION JUNKIES BY NECESSITY. THANK YOU FOR PROVIDING SUCH A COMPLETE RESOURCE."

          --MIKE CAULEY, MECHANICAL
            DESIGNER, MONTEREY, CA

MCSE FOR DUMMIES(R)

"I RECENTLY FINISHED REVIEWING YOUR
NEW SET OF MCSE FOR DUMMIES BOOKS
AND WAS LEFT VERY IMPRESSED WITH
THE CONTENT. REGARDLESS OF WHAT THE TERM `DUMMIES' MEANS TO US, I THINK THAT ANYONE WHO DOESN'T PICK UP A SET OF THESE FOR THEIR CERTIFICATION IS THE REAL FOOL.

"I AM AN MCSE INSTRUCTOR FOR SENTO CORPORATION IN UTAH.
WE HELP STUDENTS BECOME CERTIFIED BY SHARING INFORMATION
WE HAVE DEVELOPED AND RESEARCHED. WITH ALL OF THE INFORMATION AVAILABLE TO ME, I FEEL THAT THE MCSE DUMMIES BOOKS THAT I READ WERE BY FAR THE MOST FOCUSED ON PASSING ALL OF THE EXAMS. I PARTICULARLY LIKE THE FORMAT OF THE BOOKS; THEY ARE NOT ONLY EASY TO READ, BUT I WAS ABLE TO QUICKLY FIND THE EXACT INFORMATION ON ANY TOPIC I NEEDED. I WOULD JUST LIKE TO COMPLIMENT YOUR ENTIRE MCSE TEAM FOR TURNING OUT SUCH A BENEFICIAL AND USEFUL PRODUCT THAT IS WELL WORTH THE READ."

          --PAUL T. BUNKER, MCSE, SENIOR SENTO INSTRUCTOR,
                             SENTO CORPORATION

 ...AND THE MEDIA

GOURMET COOKING  FOR DUMMIES(R)
"INFORMATION IS PACKED TIGHTER THAN 5 POUNDS OF MEAT LOAF IN A 3-POUND PATE MOLD. SERIOUSLY, GOURMET COOKING FOR DUMMIES IS AN EASY-TO-FOLLOW BOOK THAT IS CHOCK-A-BLOCK WITH USEFUL INFORMATION AND RECIPES."
          --CHICAGO SUN-TIMES, OCTOBER 29, 1997

COOL CAREERS FOR DUMMIES(R)
"...THIS BOOK IS FULL OF SMART ADVICE DESIGNED TO SIMPLIFY JOB HUNTING."
          --USA TODAY, SEPTEMBER 29, 1998

TAXES FOR DUMMIES(R), 1997 EDITION

"WITTY, DOWN-TO-EARTH WRITING THAT MIXES LINE-BY-LINE GUIDANCE ON YOUR TAX RETURN WITH GENERAL ADVICE."
          --U.S. NEWS & WORLD REPORT, MARCH 9, 1998


PHOTOSHOP 4(R) STUDIO SECRETS(TM)

"THE BOOK IS COPIOUSLY ILLUSTRATED WITH FULL-COLOR REPRODUCTIONS AND SCREEN GRABS THROUGHOUT. INSTRUCTIONS ARE CLEAR AND, SINCE THEY ARE ALWAYS GROUNDED IN REAL-WORLD ASSIGNMENTS AND APPLICATIONS, EASY TO FOLLOW."
          --COMMUNICATIONS ARTS, SEPT/OCT 1998

WINDOWS(R) 98 FOR DUMMIES(R)
"THE DUMMIES SERIES LONG AGO PROVED ITSELF AN EXCELLENT MEANS OF EXPLAINING THE ELEMENTARY ASPECTS OF OPERATING SYSTEMS TO NEW USERS. WINDOWS 98 FOR DUMMIES CONTINUES THE TRADITION WITH ITS COVERAGE OF MICROSOFT'S LATEST CONSUMER OPERATING SYSTEM."
           --WWW.AMAZON.COM, JUNE 10, 1998

POWERED BY PEOPLE

IT CAN START with a brainstorming session in an IDG Books Worldwide strategic planning meeting. Or with new developments in technology or business that require timely explanations--like the release of new software or hardware, or the impending Year 2000 challenge. Or with an author's desire to share expertise with readers.

Whatever its origin, every IDG Books Worldwide publication is a team effort from start to finish.

Our authors are key partners in every publication. They include media celebrities such as Gary McCord, author of the best-selling Golf For Dummies(R); respected USA Today and Business Week best-selling author Eric Tyson, author of eight ...For Dummies(R) titles on business, real estate and personal finance; and computer and Internet gurus such as Brian Livingston, author of five best-selling ...Secrets(R) titles on Windows. Each author brings a wealth of practical experience and a compelling point of view to his or her subject.

Behind every new launch are the talents of more than 400 employees in four U.S. offices. An idea for a new consumer title or series might come out of a planning session in Chicago or New York, then be developed by the editorial group in Indianapolis. The marketing staff in the San Francisco Bay Area plans public relations and packaging strategies while teams in both the Bay Area and Indianapolis coordinate production.

                            POWERED BY PEOPLE, CON'T

From content acquisitions through editorial management, from design through manufacturing, from sales through distribution, each stage is managed by skilled, energetic professionals with a shared vision and a passion for high quality.

When a book finally reaches the reader, it's a satisfying moment--but not the end of the process. Our readers provide continuous feedback through our Web sites, industry events, and our customer service and technical support hotlines. Their active involvement keeps us continually searching for new areas to explore and new ways to deliver knowledge that will make their lives easier and more rewarding.

                            BUILDING DOMINANT BRANDS

WHAT MAKES SOME BOOKS STAND OUT
amid in-store and online clutter? A strategic brand identity, superior content, and targeted marketing that delivers repeat traffic and positive word-of-mouth. That's the perfect definition of Cliffs Notes, the newest member of the IDG Books Worldwide's family of knowledge products.

Founded in 1958 in Lincoln, Nebraska, Cliffs Notes has helped generations of students study for courses, prepare for exams, and better understand literature. The company currently publishes about 300 reference titles, including the familiar Cliffs Notes. Each Cliffs Notes study guide is written by a teacher who provides commentary and analysis of classic works. Other Cliffs Notes products include: Cliffs Quick Review(R) for high school and college courses, Test Preparation guides, Advanced Placement guides, and Test Preparation software. Cliffs Notes' Web site, www.cliffs.com, launched in July 1998, sells electronic downloadable products 24 hours a day at a premium price--a savvy strategy that provides immediate value to students with pressing needs to obtain information after bookstores and libraries are closed.

Until our December 1998 acquisition of Cliffs Notes, IDG Books Worldwide's primary market was adults. With Cliffs Notes, we are able to reach a new audience: brand-loyal, intellectually curious students aged 12 to 24. We look forward to introducing these new customers to our other highly acclaimed knowledge brands. In addition, we are excited about the opportunity to bring former Cliffs Notes enthusiasts--now in their 30s, 40s, and beyond--back into the fold with titles aimed at their current post-school needs and interests such as technology and business.

                         BUILDING DOMINANT BRANDS, CON'T

Cliffs Notes, like the ...For Dummies(R) series, has long been identified by its trademarked yellow-and-black cover design. As the new parent of Cliffs Notes, IDG Books Worldwide is proud to extend a yellow-and-black welcome to one of the most venerable and successful knowledge brands in American history. We look forward to revolutionizing learning together in the 21st century.

                             MAKING IT FUN AND EASY!


IN THE PAST, learning a new subject was too often a matter of trial and error. Now learning almost anything you're interested in can be fun and easy, thanks to our ...For Dummies(R) product line, one of the most widely recognized self-help brands in the United States and the world.

The Dummies promise is simple: to help our customers conquer the frustration that often accompanies learning a new skill. Each book takes a challenging topic--whether computers, cooking, the Internet, or investing--and makes it easy for customers to quickly feel confident.

A few statistics convey the scope of the Dummies success. Approximately 60 million ...For Dummies titles are in print in the English language. The product line includes more than 380 titles on technology and general-interest topics and has translations in more than 30 languages. And in October 1998, 15 ...For Dummies titles appeared on the Publishers Weekly top 40 Computer Book Best-sellers list.


But numbers tell only a fraction of the story. The key to the Dummies phenomenon is our expanding franchise of loyal customers who turn to us time and again to solve problems and get up to speed quickly on important subjects that affect their personal or professional lives.

The first step in making learning fun and easy for our customers is making our books easy to find. We strive to have our Dummies products in as many shopping outlets as possible. Dummies books enjoy a strong presence in large bookstore chains such as Barnes & Noble, Borders, Walden, and B. Dalton and other channels such as Price Costco, Sams, Staples, Office Max, and Office Depot. We've also had remarkable success promoting the Dummies brand in the dynamic online marketplace, with exceptional growth rates on Amazon. com, America Online, barnesandnoble.com, and other e-commerce partners.

Through innovative licensing and expansion strategies, the Dummies brand extends far beyond

                         MAKING IT FUN AND EASY!, CON'T


books and booksellers. Created in partnership with PC World Online, dummiesdaily.com, a daily online newletter, has over 15 million deliveries each month. Subscribers receive daily tips in 19 subject areas, including online pop quizzes for the new MCSE study guide field--the perfect daily preparation for anyone preparing for a Microsoft certification exam.

Offline, our licensing accomplishments have been just as notable. In a June 1998 agreement with Pressman Toys, maker of such popular games as Othello and MasterMind, we introduced three board games: Trivia For Dummies(TM), Charades For Dummies(TM), and Crosswords For Dummies(TM). The games were promoted in national television ads during the 1998 holiday season. Ongoing licensing partnerships include Angel/EMI for classical music CDs; Harper Audio for a line of acclaimed audio-cassette books; and Andrews-McMeel for day-to-day calendars.

                           ANTICIPATING CUSTOMER NEEDS

COMPUTER NOVICE? Corporate manager? Software developer? The IDG Books Worldwide Technology Group creates products for every experience level and every learning style. Each series has a distinctive format that remains consistent from title to title; as consumers progress through a series, they can rely on a product that feels comfortable and accessible no matter how unfamiliar the content.

Because we specialize in anticipating market demands and trends, whether it's an unfamiliar topic or new features of a subject, we continue to meet the needs of our customers. On the day new software such as Microsoft Windows 98 is released, a full array of IDG Books Worldwide technology titles hits the shelves. This past June we debuted 17 Windows 98 titles, including eight ...For Dummies books, concurrent with Microsoft's new product introduction. Just four months later, we were proud to announce that six of our Windows 95 and Windows 98-related titles held the top spots on the Publishers Weekly Computer Books Best-sellers list. When we recognize a hot or emerging topic such as the LINUX operating system, e-commerce, or Year 2000 solutions, our expert authors get to work on books that demystify the subjects-and our sales, licensing, and marketing teams coordinate efforts to ensure effective market penetration.

We also continually develop new products that appeal to untapped or underserved markets. The certification-training market--worth an estimated $1.3 billion in 1997, according to Computerworld magazine, and growing exponentially--is an increasingly important focus of our technology

ANTICIPATING CUSTOMER NEEDS, CON'T

groups. We offer a range of options for information professionals preparing for certification. In September 1998 we launched Ace It!(TM), written by Microsoft exam experts, to complement our successful MCSE (Microsoft Certified Systems Engineer) Study Guides.

Our best-selling and fastest growing line after ...For Dummies(R), 3-D Visual(R) comprises three reference/tutorial series: ...Simplified(TM), Teach Yourself VISUALLY(TM), and Master VISUALLY(TM). All of the books use a unique, award-winning visual format built around colorful graphics, with each series addressing a different consumer level and learning style, from beginning through advanced. The most sophisticated reference, Master VISUALLY(TM), includes shareware as well as a CD-ROM with a searchable electronic version of the book.

In December 1997 we acquired MIS: Press and M&T Books(TM) from
New York-based Henry Holt publishers, adding 80 new titles and five key brands to our technology publishing program, including the original Teach Yourself(R) series.

In 1999, we will introduce the redesigned Teach Yourself series. The new product blends a text and visual approach to learning that lends itself to self-paced instruction and instructor-led classes. Another new series, One Step at a Time(TM), provides instant on-the-job training for busy professionals. This combination book/CD-ROM creates a virtual classroom with On Demand software, which turns the user's document into a personalized tutorial. Readers actually learn new skills and get their work done at the same time.

SELECTED FINANCIAL DATA
The following selected financial data should be read in conjunction with the IDG Books Worldwide, Inc. Financial Statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              YEAR ENDED SEPTEMBER 30, (1)
                                                  --------------------------------------------------
                                                   1998       1997       1996       1995       1994
                                                  ------     ------     ------     ------     ------
                                                      (dollars in thousands except per share data)
INCOME STATEMENT DATA:
Net revenue ..................................   $141,525   $120,688   $ 97,847   $ 72,523   $ 49,218
Operating income .............................     17,260     11,923     10,996     10,888     10,798
Net income ...................................     10,183      7,035      6,488      6,366      6,497

Net income per share (2)
    Basic ....................................   $    .88   $    .63   $    .58   $    .57   $    .59
    Diluted ..................................   $    .87   $    .63   $    .58   $    .57   $    .59
Weighted average common shares outstanding (2)
    Basic ....................................     11,633     11,100     11,100     11,100     11,100
    Diluted ..................................     11,701     11,100     11,100     11,100     11,100
Pro forma basic and diluted net income per
share(3) .....................................   $    .73   $    .51
Pro forma weighted average common shares
outstanding (3)
    Basic ....................................     13,941     13,873
    Diluted ..................................     14,009     13,873

BALANCE SHEET AND OTHER DATA:
Cash .........................................   $ 15,466   $     74   $     83   $     44   $     86
Working capital ..............................     32,207     18,708     18,778     13,662      5,377
Total assets .................................     88,254     57,163     43,636     39,101     20,199
Stockholders' equity .........................     46,590     26,443     23,991     16,889      7,457
EBITDA (4) ...................................     20,677     13,586     12,351     11,270     10,978

----------

(1) The Company's fiscal year ends on the last Saturday in September. Fiscal years 1996, 1997 and 1998 ended on September 28, 1996, September 27, 1997, and September 26, 1998, respectively. For convenience, fiscal year-ends are denoted as September 30.

(2) See Note 2 of Notes to Financial Statements for an explanation of shares used to compute basic and diluted net income per share.

(3) In May 1998, the Company paid a $38.4 million dividend by issuance of a note payable to IDG. The Company paid the note using a portion of the proceeds from its initial public offering. Unaudited pro forma basic and diluted net income per share amounts are calculated using common shares outstanding plus the number of shares whose proceeds were required to be used to pay such note.

(4) "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing and media industries, however, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

FORWARD-LOOKING STATEMENTS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Potential risks and uncertainties include, among others, those set forth under "Overview" and "Factor Affecting Future Operating Results" included in this Management's Discussion and Analysis. The following discussion also should be read in conjunction with the Financial Statements and related Notes included in this Annual Report.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     IDG Books Worldwide, Inc. is a leading global knowledge company featuring a diverse portfolio of technology, business and self-help books and computer based learning tools. The Company publishes and markets 18 book series under well-known brand names, including its popular "...For Dummies(R)" series. These books have created widespread recognition of the Company's brands by consumers enabling it to successfully publish across a variety of categories in technology, business and self-help. The Company's portfolio of brand names includes more than 780 active titles. The Company has approximately 75 million English-language books in print and has translated its books into 36 languages. The Company believes that its readers value and trust its products and brands to help obtain computer proficiency and professional certification, general business know-how, career growth and personal enrichment.

     Sales of technology-related books account for a substantial majority of the Company's net revenue. In this regard, sales of books devoted to the use of software products sold by Microsoft, including its Windows operating system, accounted for approximately one-half of the Company's net revenue for year ended September 30, 1998. The Company expects to continue to depend upon sales of technology books, particularly those related to Microsoft products, for a substantial majority of the Company's net revenue for the foreseeable future.

As of September 30, 1998 there were no significant modifications required for our previously printed and sold Windows 98 books as a result of the federal regulators request for an injunction relating to Windows 98 in its current form.

     In December 1998, the Company purchased all of the capital stock of Cliffs Notes, Inc., a privately held publisher of the popular literary study guides. Cliffs Notes currently publishes approximately 300 titles including its original Notes plus Quick Reviews of high school and college courses, test preparation guides, advanced placement study aids and test preparation software.

     The Company's customers consist principally of national retail chain booksellers, wholesale distributors, office superstores, membership clubs and computer/electronic superstores located primarily in the United States and Canada. Over the last several years, there has been significant consolidation in the distribution channels for books, including retail outlets, although alternative distribution channels have emerged. As a result, the Company expects that this trend will lead to increased concentration within each distribution channel. During the year ended September 30, 1998, the Company's top three customers accounted for approximately 39.4% of the Company's net revenue as compared to 38.6% in 1997, and the Company's top ten customers accounted for approximately 64.1% of the Company's net revenue in 1998 as compared to 62.5% in 1997.

      The Company's fiscal year ends on the last Saturday in September. Fiscal years 1996, 1997 and 1998 ended on September 28, 1996, September 27, 1997 and September 26, 1998, respectively and consisted of 52 weeks. For convenience, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, the fiscal year-ends are denoted as September 30.

RESULTS OF OPERATIONS

The following table summarizes the results of operations as a percentage of net revenue for the periods shown:


                                                        YEAR ENDED SEPTEMBER 30,
                                                        -------------------------
                                                         1998     1997     1996
                                                        -------  -------  -------
STATEMENT OF INCOME DATA:
Net Revenue:
"...For Dummies(R)"................................      63.1%    68.1%    69.9%
IDB Books Technology...............................      36.9     31.9     30.1
                                                       -------  -------  -------
Total net revenue..................................     100.0%   100.0%   100.0%
                                                       =======  =======  =======

Cost of sales......................................      52.3     52.3     56.9
Selling, general and administrative expenses.......      34.5     34.8     29.0
Parent corporate services fee......................       1.0      3.0      2.8
                                                       -------  -------  -------
Income before provision for income taxes...........      12.2      9.9     11.2
                                                       -------  -------  -------
Net income.........................................       7.2%     5.8%     6.6%
                                                       =======  =======  =======

YEAR ENDED SEPTEMBER 30, 1998 COMPARED TO YEAR ENDED SEPTEMBER 30, 1997

     Net Revenue. Net revenue increased $20.8 million, or 17.3%, to $141.5 million for the fiscal year ended September 30, 1998 from $120.7 million for the fiscal year ended September 30, 1997. This increase was primarily the result of an increase in net revenues of $7.6 million, or 9.3%, for the "...For Dummies(R)" Group and $13.2 million, or 33.8%, for the IDGB Technology Group. Of the Company's net revenue for the fiscal year ended September 30, 1998, $56.7 million was attributable to sales of titles (including new editions) first published during that period, as compared to $55.0 million for titles (including new editions) first published during the same period for 1997.

     Cost of Sales. Cost of sales increased $10.9 million, or 17.3%, to $74.0 million for the fiscal year 1998 from $63.1 million for the fiscal year 1997. Cost of sales as a percentage of net revenue was 52.3% for 1998 and 1997. Product costs, including paper, printing and binding expenses, royalty expense and inventory obsolescence expense increased as a percentage of net revenue to 32.2% for the fiscal year 1998 from 31.6% for the fiscal year 1997 as a result of a small change in product mix. Product development costs increased as a percentage of net revenue to 12.1% for the fiscal year 1998 from 11.3% for the fiscal year 1997, reflecting the Company's planned increase in title output for 1998. Fulfillment and distribution expense decreased as a percentage of net revenue to 8.0% for the fiscal year 1998 from 9.3% for the fiscal year 1997 as a result of efficiencies achieved in the Company's distribution facilities.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $6.9 million, or 16.2%, to $48.9 million for the fiscal year 1998 from $42.0 million for the fiscal year 1997. Approximately 38.2% or $2.6 million of this increase was attributable to increased selling and marketing expenses including increases as a result of the implementation of a new retail marketing incentive program and expenses for other marketing programs where costs increase as net revenues increase. A significant portion of the increase was also attributed to a $2.4 million increase in general and administrative expenses, including costs assumed by the Company and previously charged as parent corporate services fee, and costs incurred relating to the upgrade of computer systems. The remainder of the increase was due to an increase in depreciation and amortization of $1.8 million relating to a larger depreciable asset base and amortization of publishing rights. Selling, general and administrative expenses decreased as a percentage of net revenue to 34.5% for the fiscal year 1998 from 34.8% for the fiscal year 1997. The Company's selling and marketing costs as a percentage of net revenue decreased to 19.3% for the fiscal year 1998 from 20.5% for the fiscal year 1997.

     Parent Corporate Services Fee. Parent corporate services fee decreased $2.2 million, or 60.3%, to $1.5 million for the fiscal year 1998 from $3.7 million for the fiscal year 1997. Effective January 1, 1998, the Company assumed responsibility for certain corporate administrative functions, as well as for its own strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee. For the fiscal year ended September 30, 1998, these costs were included with selling, general and administrative expenses.

     Income before provision for income taxes. Income before provision for income taxes increased $5.4 million, or 44.8%, to $17.3 million for the fiscal 1998 from $11.9 million for the fiscal year 1997. Income before provision for income taxes increased as a percentage of net revenue to 12.2% for the fiscal year 1998 from 9.9% for the same period the prior year due to an increase in sales, a decrease in selling, general and administrative expenses as a percentage of net revenue and a decrease in parent corporate service fees which were included in selling, general and administrative expenses as described above.

     Net Income. Net income of $10.2 million for the fiscal year 1998 increased $3.2 million, or 44.7%, from net income of $7.0 million for the fiscal year 1997. This increase was primarily the result of an increase in sales, a decrease in selling, general and administrative expenses as a percentage of net revenue and a decrease in parent corporate service fees, which were included in selling, general, and administrative expenses as described above.

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

     Net Revenue. Net revenue increased $22.8 million, or 23.3%, to $120.7 million for the fiscal year ended September 30, 1997 from $97.8 million for the fiscal year ended September 30, 1996. This increase was primarily the result of an increase in net sales of $14.7 million, or 22.9%, for the "...For Dummies(R)" Group and an increase of $8.4 million, or 28.6%, for the IDGB Technology Group. Of the Company's net revenue for the fiscal year ended September 30, 1997, $55.0 million was attributable to sales of titles (including new editions) first published during that period, as compared to $48.5 million for titles (including new editions) first published during the same period for 1996.

     Cost of Sales. Cost of sales increased $7.4 million, or 13.2%, to $63.1 million for the fiscal year 1997 from $55.7 million for the fiscal year 1996. Cost of sales as a percentage of net revenue was 52.3% and 56.9% for the fiscal years ended September 30, 1997 and 1996, respectively. Cost of sales as a percentage of net revenue decreased primarily because paper costs, fulfillment expenses and inventory obsolescence all decreased as a percentage of net revenue, though royalty expenses and, to a lesser extent, product development costs increased as a percentage of net revenue. Product costs, including paper and printing costs as a percentage of net revenue decreased to 31.6% for the fiscal year 1997 from 35.1% for the fiscal year 1996 due to lower paper costs and better printing rates resulting from higher volumes. Product development costs increased as a percentage of net revenue to 11.3% for the fiscal year 1997 from 11.2% for the fiscal year 1996. Fulfillment and distribution expense decreased as a percentage of net revenue to 9.3% for the fiscal year 1997 from 10.7% for the fiscal year 1996 as a result of efficiencies achieved in the distribution, including increased shipments in carton quantities, a renegotiated fulfillment contract with a third party vendor and lower returns and related handling fees. Inventory obsolescence decreased to 4.3% of net revenue for the fiscal year 1997 from 6.9% for the fiscal year 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $13.6 million, or 48.2%, to $42.0 million for the fiscal year 1997 from $28.4 million for the fiscal year 1996. This increase was attributable to increased selling expenses of approximately $9.3 million, resulting primarily from more aggressive customer incentive programs, and increased general and administrative expenses of approximately $4.3 million, which reflected increased investments in infrastructure (salaries and bonuses for additional headcount, occupancy and depreciation). Selling, general and administrative expenses as a percentage of net revenue increased to 34.8% for the fiscal year 1997 from 29.0% for the fiscal year 1996. Selling expenses increased as a percentage of net revenue to 20.5% for the fiscal year 1997 from 15.7% for the fiscal year ended 1996, and general and administrative expenses increased to 14.3% of net revenue for the fiscal year 1997 from 13.3% for the fiscal year 1996.

     Parent Corporate Services Fee. Parent corporate services fee increased $.9 million, or 32.0% to $3.7 million for the fiscal year 1997 from $2.8 million for the fiscal year 1996, primarily as a result of the increase in net sales.

     Income before provision for income taxes. Income before provision for income taxes increased $.9 million, or 8.4%, to $11.9 million for the fiscal year 1997 from $11.0 million for the fiscal year 1996. Income before provision for income taxes decreased as a percentage of net revenue to 9.9% from 11.2% for the same periods due to an increase in sales more than offset by higher selling, general and administrative expenses.

     Net Income. Net income of $7.0 million for the fiscal year 1997 increased $.5 million, or 8.4%, from net income of $6.5 million for the fiscal year 1996. This increase was primarily the result of increased sales partially offset by increased selling, general and administrative expenses as described above.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     In May 1998, the Company paid a $38.4 million dividend to IDG, the Parent, in the form of a promissory note. This dividend represented substantially all of the Company's retained earnings through April 1998. On July 31, 1998, the Company completed its initial public offering of Class A common stock. The net proceeds to the Company from its initial public offering, after deducting expenses and underwriting discounts and commissions of $5.3 million, were $44.0 million. The Company used $38.4 million of the net proceeds from the offering for the repayment of indebtedness owed to IDG pursuant to the May promissory note. The Company used the remaining $5.6 million of net proceeds for general corporate purposes.

     Historically, the financing requirements of the Company were funded through intercompany advances from IDG, its parent, while excess cash generated by the Company was remitted to IDG. Accordingly, the Company maintained minimal cash balances. In addition, balances owed to or due from IDG were non-interest bearing and periodic settlements of the net amounts were not made. Accordingly, such amounts were reflected as a component of stockholders' equity as of September 30, 1997. As of June 22, 1998, IDG suspended the cash sweep process allowing cash receipts and cash generated by the Company to be retained by the Company. During the Company's fiscal fourth quarter ending September 30, 1998 the advances due to (from) Parent account balance was paid by IDG and reduced to zero.

     As of September 30, 1998 the Company's working capital increased $13.5 million to $32.2 million from $18.7 million at September 30, 1997. The increase in working capital at September 30, 1998 reflected a $15.4 million increase in cash which included initial public offering proceeds of $5.6 million, a $2.4 million increase in net inventory, a $3.3 million increase in deferred tax assets, a $2.4 million increase in other current assets and a $.9 million increase in accounts receivable, offset by a $9.5 million increase in accrued liabilities and a $1.4 million increase in accounts payable. The activity relating to the increase in accrued liabilities consisted of accruals previously accounted for in the advances due to (from) Parent account. As of September 30, 1998 the increase in accrued liabilities was primarily due a $2.4 million increase in accrued marketing for the new retail marketing incentive program which did not exist in the prior year, a $2.1 million increase in other accrued liabilities and other general and administrative expenses, $2.1 million increase in accrued royalties, a $1.7 million accrual for ESOP (Employee Stock Ownership
Plan), and a $1.2 million increase in accrued compensation.

     The Company's net cash provided by operations was $12.8 million for fiscal 1998 compared to $7.8 million for fiscal 1997. The $5.0 million increase in cash provided by operations was primarily due to increased net income ($3.1 million), an increase in depreciation and amortization ($1.8 million), a smaller increase in accounts receivable ($3.8 million) and deferred taxes ($.7 million), and a larger increase in accounts payable ($.9 million) for the year ended September 30, 1998 compared to the year ended September 30, 1997. This was partially offset by an increase in a related party receivable ($1.5 million) over the prior year, an increase in other current assets ($.9 million) for twelve months ended September 30, 1998 compared to a decrease ($.4 million) in the prior year, a larger increase in royalty advances ($.8 million) and a smaller increase in accrued liabilities ($1.5 million) for the year ended September 30, 1998 compared to the year ended September 30, 1997. The Company's net cash provided by operations increased $6.0 million for fiscal 1997 to $7.8 million from $1.8 million for fiscal 1996. This increase was primarily due to an increase in accrued liabilities partially offset by increases in inventory, accounts receivable and deferred taxes.

     The Company's net cash used in investing activities for the twelve months ended September 30, 1998 was $7.4 million and included $3.4 million used to acquire certain publishing rights and $4.0 million used for capital expenditures, including purchases of computer equipment and software and leasehold improvements. The Company's net cash used in investing activities for the twelve months ended September 30, 1997 and 1996 was $3.2 million and $2.4 million, respectively, and included capital expenditures for computer equipment and software and leasehold improvements.

     The Company's net cash flow provided from financing activities for the twelve months ended September 30, 1998 was $10.0 million and included net proceeds of $44.0 million from the initial public offering. Aggregate initial offering proceeds of $49.3 million were reduced by offering expenses of $5.3 million including underwriters' discounts and commissions of $3.5 million and other expenses of $1.8 million. On July 31, 1998 the Company repaid the $38.4 million principal amount of the note owed to the Parent from the initial public offering proceeds. The remainder of the financing activity for fiscal year 1998 related to $4.3 million in net intercompany advances from IDG or excess cash generated by the Company and retained by IDG. The Company's net cash provided
(used) by financing activities was ($4.6 million) and $.6 million for the fiscal years ended September 30, 1997 and 1996, respectively, and related solely to changes in the net amount of intercompany advances from IDG or excess cash generated by the Company and retained by IDG.

     The Company entered into a credit agreement on August 27, 1998 with a bank regarding a revolving credit facility in an amount of up to $20.0 million, which would be available to the Company for seasonal working capital requirements and general corporate purposes. As of September 30, 1998 the credit facility had not been used.

     The Company had $15.0 million in cash invested in short-term financial instruments as of September 30, 1998. In December 1998, the Company purchased all of the stock of Cliffs Notes, Inc. for $14.2 million plus approximately $3.3 million for net tangible assets delivered at closing. The purchase was funded with cash and borrowings. The Company believes that its remaining borrowing capacity, together with any cash generated from operations and any funds available under any future credit facilities, will be sufficient to meet the liquidity requirements of the Company for the foreseeable future. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's products, the levels of promotional activities and advertising required to launch the Company's products and any future acquisitions. To the extent that the available cash, together with existing resources and future earnings, are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     See Note 2 of Notes to Financial Statements, for a discussion of the impact of new accounting pronouncements.

FACTORS AFFECTING FUTURE OPERATING RESULTS

     Dependence on the Computer Industry. The Company writes many of its books for users of information technology, particularly personal computers and software. Technology-related books accounted for a substantial majority of the Company's net revenue in fiscal 1998, and it is expected that technology books will continue to account for a substantial majority of the Company's book sales for the foreseeable future. As a result, the Company's future success depends on the growth and development of the market for personal computers and related applications. If this grows at a rate less than expected, or if consumer demand for technology-related books declines for any reason, the Company's future financial results could be adversely affected.

     Dependence on Microsoft Products and Competition with Microsoft Press. Sales of books devoted to the use of software products sold by Microsoft Corporation ("Microsoft"), including its Windows operating system, accounted for approximately half of the Company's net revenue in fiscal 1998. As a result, future financial results will depend in large part on continued consumer demand for Microsoft products. A decline in the use of Microsoft products would likely result in decreased demand for the Company's books and could adversely affect future financial results.

     In addition to relying on the sales of books devoted to Microsoft products, the Company competes with Microsoft's publishing division, Microsoft Press, for readers of computer-related books, including books covering Microsoft products. Microsoft Press has substantially greater financial resources than the Company and, because it is owned by Microsoft, may have better access to planned and new Microsoft products. As a result, Microsoft Press may have a competitive advantage over the Company in providing books devoted to the use of software products sold by Microsoft.

     Dependence on " . . . For Dummies(R)" Publications. The Company derives a substantial proportion of its net revenue from the sale of the " . . . For Dummies(R)" family of books. In addition, the Company has devoted substantial resources to the publication of these books and the development of the " . . . For Dummies(R)" brand name. As a result, any change in reader preferences leading to a decline in demand for the " . . . For Dummies(R)" books would likely have a material adverse effect on future financial results.

     Risks of New Product Introductions. Generally as a particular book gets older, the Company sells fewer copies of that book. Consequently, the Company's future success depends on its ability to identify trends in the technology and business and self-help markets and to offer new titles, as well as other products and services, that address the changing needs of the target audiences. To establish market acceptance of a new publication, the Company must dedicate significant resources to research and editorial development, production and sales and marketing. The Company incurs significant costs in developing, publishing and selling a new book, which often significantly precede meaningful revenues from its sale. Consequently, new publications can require significant time and investment to achieve profitability. Investors should note, however, that there can be no assurance that the Company's efforts to introduce new publications or other products or services will be successful or profitable.

     The Company records as an expense the costs related to the development of new publications and products, other than author advances, as they are incurred. As a result, the Company's profitability from quarter-to-quarter and from year-to-year may be adversely affected by the number and timing of new publications and product launches in any period and the level of acceptance gained by such publications and products.

     Risks Associated with Fluctuations in Paper Costs; Dependence on a Significant Supplier. Paper is the principal raw material used in the Company's business. The Company generally purchases paper from merchants representing the paper mills. The Company does not have long-term paper supply contracts with these paper merchants. The arrangements with merchants are negotiated each year and provide for quarterly price adjustments. Paper prices have been volatile over the past several years and are affected by many factors, including demand, mill capacity, pulp supply, energy costs and general economic conditions. Consequently, the Company's cost of paper, relative to our net revenue, can vary from period-to-period. In the past, paper has also been difficult to obtain due to industry-wide shortages. Significant paper price increases, sustained over a period of time, could adversely affect the Company's future financial condition or operating results.

     The Company relies on a number of printing companies to print its books. The Company's largest printing supplier accounted for approximately 25% of its total printing and binding purchases in fiscal 1998. If the relationship with this vendor were to be interrupted, or service from this or any other significant supplier were to be delayed for any reason, the Company's future financial or operating results could be adversely affected.

     Fluctuations in Quarterly Results and Cyclicality of Revenue. The Company's operating expenses, which include product development costs and selling, general and administrative expenses, are relatively fixed in the short-term and are based on our long-term revenue expectations. If the Company sells fewer books or otherwise has lower revenue than expected, the Company may not be able to quickly reduce its spending. Any shortfall in the Company's revenue would have a direct impact on its results of operations, and fluctuations in quarterly results could affect the market price of its Class A common stock in a manner unrelated to the Company's long-term operating performance. The Company typically sells more books during the first and second quarters because of increased sales during the Christmas season. In addition, the Company sells more books in quarters in which software manufacturers release new or updated versions of popular software products. Because a substantial portion of the Company's selling, general and administrative expenses are incurred evenly throughout the year, the Company generally experiences relatively lower net profit during quarters not impacted by increases in net revenue due to seasonal or other factors discussed above.

     In addition, the Company typically publishes books relating to new trends and technologies. Accordingly, if general economic conditions worsen, people may defer spending on these new trends and technologies, which could reduce the number of books sold.

     Risks Associated with Product Distribution Channels; Risk of Product Returns. The Company sells its books primarily to large retail chains, large wholesalers, warehouse clubs, office superstores and computer and electronics superstores. In fiscal 1998, the Company's three largest customers, Barnes & Noble, Inc., Ingram Book Company and Borders, Inc., accounted for approximately 14%, 13% and 12% of net revenue, respectively. The Company's future financial results depend in large part on its relationships with its customers. Any disruption in relationships with its customers could adversely affect financial performance.

     The Company's sales policy generally permits book customers to return any unsold or damaged books for full credit. The Company records as revenue all books sold to its customers in a particular quarter and, at the same time, records a provision for estimated returns. During fiscal year 1998, the Company recorded a provision for returns of approximately 22% of its gross sales. If, during any period, customers return more books than previously estimated, the Company's financial results in that period would be adversely affected.

     Competition. The Company faces competition directly from other book publishers and indirectly from non-print media. Competition in book publishing stems mainly from editorial quality, timely introduction of new titles, product positioning, pricing and brand name recognition. In addition to the Company, Simon & Schuster, Microsoft Press and McGraw-Hill all have a strong market presence in the United States and internationally in technology publishing. The principal competitors for the Company's business and self-help titles include Random House, Simon & Schuster and HarperCollins. Each of these competitors has substantially greater financial resources than the Company.

     Non-print media, such as the Internet and CD-ROMs, may also present substantial competition. If computer users increase their reliance on instruction and other information disseminated on-line, the Company's business could be adversely affected.

Potential Competition with IDG. IDG publishes magazines and on-line services and, to a lesser extent, books that may be competitive with the Company's publications. Certain of IDG's current publications and products compete with our books. As a result, the Company may compete with IDG for certain readers. IDG has substantially greater resources the Company. Any increased competition from IDG for readers could have an adverse impact on the Company's business and operating results.

Control by IDG; Potential Conflicts of Interests; Benefits to IDG. IDG owns all of the shares of the Class B common stock, each share of which is entitled to ten votes per share on most stockholder actions, and has approximately 77.77% of the combined voting power of both classes of common stock as of September 30, 1998. The remaining holders of the shares of Class A common stock are entitled to one vote per share and have approximately 22.23% of the combined voting power. IDG has two representatives on the Company's Board of Directors and has enough votes to elect all members of the Board of Directors.

As a result of its stock ownership, IDG is in a position, without the approval of the Company's public stockholders, to: amend the Company's charter or approve a merger, sale of assets or other major corporate transaction; defeat any non-negotiated takeover attempt that might otherwise benefit the public stockholders; determine the amount and timing of dividends paid to itself and to the Company's public stockholders; and otherwise control the Company's management and operations and the outcome of all matters submitted for a stockholder vote that could conflict with the interests of its public stockholders.

     Dependence on Key Personnel. The Company relies, and will continue to rely, on its senior executive officers and other key management personnel. If any of these people leaves the Company, the relationships that these people have with the Company's authors, customers or manufacturers could be lost, and the Company would need to find people that could develop new relationships. In addition, the Company expects that it will need to hire additional employees, including senior executive officers for marketing, worldwide sales and information systems. The competition for employees at all levels of the book publishing industry is intense and is increasing. In our Northern California operations, in particular, the Company has experienced increased turnover of employees and are experiencing difficulty in attracting new employees. If the Company does not succeed in attracting new employees or retaining and motivating current employees, the Company's business could suffer significantly.

     Transition to New Computer System and New Distribution Service. The Company is in the process of upgrading its existing computer system. The Company expects the total cost for this upgrade to be $3.6 million, of which $2.2 million had been spent through September 30, 1998. The Company outsources distribution and fulfillment functions to retail and wholesale customers through two vendors. The contracts with these vendors expire in September 1999. One of these vendors accounted for more than 60% of our distribution and order fulfillment costs in each of fiscal 1996, 1997 and 1998. The Company expects to select a single-source vendor for distribution and fulfillment, but has not done so at this time. Any difficulties in implementing the new computer system or transitioning to a new distribution vendor could adversely impact day-to-day operating performance and future financial results.

     Risks Associated with Acquisitions. As part of the Company's growth strategy, it may buy, or make significant investments in, complementary companies, publications or products. The Company recently completed the acquisition of the Cliffs Notes, Inc. This acquisition as well as any future acquisition will be accompanied by the risks commonly encountered in making acquisitions of products, companies and technologies.

For example, it could have difficulty assimilating the personnel and operations of the acquired company. This could cause a disruption of its ongoing business, distraction of management and other resources, and difficulty in maintaining uniform standards, controls and procedures. There can be no assurance that the Company would succeed in overcoming these risks or any other problems encountered in connection with any acquisitions it may make. In addition, the Company may be required to incur debt or issue equity to pay for any future acquisitions.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in 2000, these date code fields will need to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. As a result, the computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements by the end of 1999. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues.

The Company has essentially completed the review of its computer systems to determine the extent and impact of the Year 2000 issues. The Company uses and is installing a number of computer software programs and operating systems, including applications for its internal electronic communications network and for various administrative and billing functions. The Company has begun testing its systems for compliance in preparation for implementing the needed changes. Many of the Company's systems are new and were designed to accommodate the Year 2000 issue when originally installed. The Company currently anticipates completing corrective measures to its systems by mid-year of calendar 1999. The Company has assessed the scope of its risks related to problems its computer systems may have related to the Year 2000 issue and believes such risks are not material. The estimated costs to modify or replace these applications are included in the Company's cost for its computer system upgrade. The Company currently does not have a contingency plan in the event that it is unable to make its systems Year 2000 compliant. There can be no assurance, however, that the Company's systems will be fully Year 2000 compliant in a timely manner, and a failure by the Company to make its internal systems Year 2000 compliant could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is in the process of communicating with its customers, suppliers and business partners in an effort to assess how they intend to resolve their Year 2000 issues. The Company at this time is not able to form an opinion as to whether its customers or suppliers will be able to resolve their Year 2000 issues in a satisfactory and timely manner, or the magnitude of the adverse impact it would have on the Company's operations, if they fail to do so. No assurance can be given that all of these third party systems will be Year 2000 compliant. Any failure of the Company's customers, suppliers or business partners to satisfactorily address their Year 2000 problems could have a material adverse effect on the Company's business, financial condition and results of operations.

FINANCIAL MARKET RISKS

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. The Company has not used derivative financial instruments to hedge such risks, or for speculative or trading purposes. At September 30, 1998, substantially all the Company's cash equivalents were invested in overnight repurchase agreements. If market rates were to increase immediately by 10 percent from levels at September 30, 1998, the fair value of this investment portfolio would decline by an immaterial amount. The Company also receives certain payments from foreign distributors and licensees (principally in Canada and Europe) which are calculated based on foreign currency exchanges rates. The Company believes that a hypothetical 10 percent appreciation from September 30, 1998 in the U.S. Dollar relative to such currencies would not have a material effect on net income or cash flows.

                            IDG BOOKS WORLDWIDE, INC.

                                 BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                                            SEPTEMBER 30,
                                                                        -------------------
                                                                          1998         1997
                                                                        --------     ------
Current Assets:
     Cash.............................................................  $ 15,466     $    74
     Accounts receivable - net........................................    27,477      26,561
     Inventory - net..................................................    10,367       7,927
     Receivable from parent...........................................     1,514           0
     Other current assets.............................................       903           6
     Deferred tax assets..............................................    18,144      14,860
                                                                        --------     -------
             Total current assets.....................................    73,871      49,428
Royalty advances - net................................................     5,195       3,078
Property and equipment - net..........................................     5,605       4,657
Publishing rights - net...............................................     3,583          --
                                                                        --------     -------
             TOTAL....................................................  $ 88,254     $57,163
                                                                        ========     =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable.................................................  $  5,885      $4,504
     Accrued liabilities..............................................    35,779      26,216
                                                                        --------     -------
             Total current liabilities................................    41,664      30,720
                                                                        --------     -------

Stockholders' Equity:
     Preferred stock, $.001 par value; authorized:
        5,000,000 shares; issued and outstanding: 0 shares............
     Common stock, $.001 par value; authorized:  25,000,000 Class A shares and 400,000 Class B shares; issued and outstanding:
        1998 - 14,080,000 Class A shares and 200,000
                Class B shares........................................        14          --
        1997 - 11,100,000 shares, undesignated........................        --          11
Additional Paid-in-Capital............................................    44,029          --
Retained Earnings.....................................................     2,547      30,764
Advances due to (from) Parent.........................................        --      (4,332)
                                                                        --------     -------
             Total stockholders' equity...............................    46,590      26,443
                                                                        --------     -------
             TOTAL....................................................   $88,254     $57,163
                                                                         =======     =======


                        See notes to financial statements

                            IDG BOOKS WORLDWIDE, INC.

                              STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                        YEARS ENDED SEPTEMBER 30,
                                                            --------------------------------------------
                                                               1998              1997           1996
                                                            ----------       ----------       ----------
Revenue:
     Net sales............................................  $  136,650       $  116,488       $   93,435
     Licensing revenues and other.........................       4,875            4,200            4,412
                                                            ----------       ----------       ----------
       Net revenue........................................     141,525          120,688           97,847
Operating Costs and Expenses:
     Cost of sales........................................      73,952           63,064           55,703
     Selling, general and administrative..................      48,856           42,032           28,369
     Parent corporate services fee........................       1,457            3,669            2,779
                                                            ----------       ----------       ----------
           Total operating costs and expenses.............     124,265          108,765           86,851
                                                            ----------       ----------       ----------
Income Before Provision for Income Taxes..................      17,260           11,923           10,996
Provision for Income Taxes................................       7,077            4,888            4,508
                                                            ----------       ----------       ----------
Net Income................................................  $   10,183       $    7,035       $    6,488
                                                            ==========       ==========       ==========

Basic and Diluted Net Income per Share:
     -  Basic.............................................  $     0.88       $     0.63       $     0.58
                                                            ==========       ==========       ==========
     -  Diluted...........................................  $     0.87       $     0.63       $     0.58
                                                            ==========       ==========       ==========

Pro Forma Net Income per Share (Note 2):
     -  Basic.............................................  $     0.73       $     0.51
                                                            ==========       ==========
     -  Diluted...........................................  $     0.73       $     0.51
                                                            ==========       ==========

Shares Used in per Share Calculations:
     -  Basic net income..................................      11,633           11,100           11,100
                                                            ==========        =========       ==========
     -  Diluted net income................................      11,701           11,100           11,100
                                                            ==========        =========       ==========

Shares Used in Pro Forma per Share Calculations:
     -  Pro forma basic net income........................      13,941           13,873
                                                            ==========        =========
     -  Pro forma diluted net income......................      14,009           13,873
                                                            ==========        =========




                        See notes to financial statements

                            IDG BOOKS WORLDWIDE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                                                 ADVANCES
                                     COMMON STOCK       ADDITIONAL                  DUE
                                 --------------------     PAID-IN    RETAINED    TO (FROM)
                                   SHARES     AMOUNT      CAPITAL    EARNINGS     PARENT      TOTAL
                                 --------  ----------  -----------   ---------   --------   ---------
Balance, September 30, 1995.....   11,100  $       11  $        --   $  17,241   $   (363)   $ 16,889
   Net income...................                                         6,488                  6,488
   Changes in Advances due to
    (from) Parent...............                                                      614         614
                                 --------  ----------  -----------   ---------   --------   ---------
Balance, September 30, 1996.....   11,100          11           --      23,729        251      23,991
   Net income...................                                         7,035                  7,035
   Changes in Advances due to
    (from) Parent...............                                                   (4,583)     (4,583)
                                 --------  ----------  -----------   ---------   --------   ---------
Balance, September 30, 1997.....   11,100          11           --      30,764     (4,332)     26,443
   Net income...................                                        10,183                 10,183
   Proceeds from sale of Common
     Stock, net of offering costs   3,180           3       44,029                             44,032
   Dividend to Parent...........                                       (38,400)               (38,400)
   Changes in Advances due to
    (from) Parent...............                                                    4,332       4,332
                                 --------  ----------  -----------   ---------   --------    --------
Balance, September 30, 1998.....   14,280  $       14  $    44,029   $   2,547   $     --    $ 46,590
                                 ========  ==========  ===========   =========   ========    ========




                        See notes to financial statements

                            IDG BOOKS WORLDWIDE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              YEARS ENDED SEPTEMBER 30,
                                                                        ------------------------------------
                                                                          1998          1997          1996
                                                                        --------      --------      --------

Cash Flows from Operating Activities:
    Net income.....................................................     $ 10,183      $  7,035      $  6,488
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation and amortization............................        3,415         1,663         1,355
          Deferred income taxes....................................       (3,284)       (4,000)       (2,017)
          Changes in operating assets and liabilities:
              Receivable...........................................       (1,866)       (5,646)       (3,460)
              Receivable from Parent...............................       (1,514)           --            --
              Inventory............................................       (1,940)       (1,808)        3,378
              Royalty advances.....................................       (1,717)         (939)         (910)
              Other current assets.................................         (897)          440          (412)
              Accounts payable.....................................        1,381           475            (6)
              Accrued liabilities..................................        9,052        10,600        (2,561)
                                                                        --------      --------      --------
              Net cash provided by operating activities............       12,813         7,820         1,855
                                                                        --------      --------      --------
Cash Flows from Investing Activities:
     Capital expenditures..........................................       (3,946)       (3,246)       (2,430)
     Acquisition of publishing rights and related assets...........       (3,439)           --            --
                                                                        --------      --------      --------

              Net cash used by investing activities................       (7,385)       (3,246)       (2,430)
                                                                        --------      --------      --------
Cash Flows from Financing Activities:
    Proceeds from Initial Public Offering..........................       44,032            --            --
    Payment of note to Parent......................................     (38,400)            --            --
    Advances due to (from) Parent -- net change....................        4,332        (4,583)          614
                                                                        --------      --------      --------
              Net cash provided (used) by financing activities.....        9,964        (4,583)          614
                                                                        --------      --------      --------
Increase (Decrease) in Cash and Equivalents........................       15,392            (9)           39
Cash and Equivalents, Beginning of Period..........................           74            83            44
                                                                        --------      --------      --------
Cash and Equivalents, End of Period................................     $ 15,466      $     74      $     83
                                                                        --------      --------      --------
Noncash Investing Activity:
     Acquisition of publishing rights and related assets (Note 9):
          Current assets...........................................     $  1,400
          Publishing rights........................................        4,000
          Less cash paid...........................................       (3,439)
                                                                        --------
          Liabilities assumed......................................     $  1,961
                                                                        --------





                        See notes to financial statements

                           IDG BOOKS WORLDWIDE, INC.
                         NOTES TO FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION

     Organization and Description of Business -- IDG Books Worldwide, Inc., a Massachusetts company, ("the Company"), was founded in 1990 as a wholly-owned subsidiary (through intermediate companies) of International Data Group, Inc. ("Parent"). On March 24, 1998 the Company was reincorporated in Delaware. On July 31, 1998, the Company consummated its initial public offering (the "Offering") of 3,180,000 shares of Class A common stock at an offering price of $15.50 per share pursuant to a Registration Statement declared effective by the SEC on July 27, 1998. After deducting expense, the net proceeds to the Company from the Offering were $44,032,000. The Company used $38,400,000 of the net proceeds of the Offering to repay indebtedness owed to the Parent.

     The Company is a leading global knowledge company with best-selling technology, business and self-help books and computer-based training tools designed to make learning accessible and fun. The Company publishes and markets its books under brand names, including the ". . . For Dummies("series.

     Basis of Presentation and Transactions with Parent -- The Company had historically depended on the Parent (or affiliates thereof) for corporate administrative functions, as well as for strategic marketing and brand-building, financing, cash management, tax and payroll administration, property/casualty insurance, employee benefits administration, and certain other services. The fees for these services have been charged to the Company, and reflected in the accompanying financial statements, through a parent corporate services fee based on a percentage of budgeted net sales plus a fixed charge which is consistent with the method that the Parent charges its other controlled subsidiaries. Effective January 1, 1998, the Company assumed responsibility for certain corporate administrative functions, as well as for the Company's strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee. Accordingly, effective January 1998, the Parent corporate services fee decreased to approximately $150,000 per quarter. In the opinion of management, the Parent corporate services fees included in the accompanying financial statements reflect a reasonable amount for the services received; however, such amounts were not established on an arm's-length basis and may not be the same as would have been incurred had the Company operated independent of its Parent. Nevertheless, management does not believe the Company would have incurred materially different operating expenses as an independent company.

     Reclassifications -- Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the fiscal 1998 presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year -- The Company's fiscal year ends on the last Saturday of each September. Fiscal years 1996, 1997 and 1998 ended on September 28, 1996, September 27, 1997 and September 26, 1998, respectively and consisted of 52 weeks. For convenience, fiscal year-ends are denoted in the accompanying financial statements as September 30.

     Revenue Recognition -- Sales are recorded upon shipment of products, net of provisions for estimated returns and allowances, which are estimated based on historical experience by type of book. For the years ended September 30, 1996, 1997 and 1998, the provision for returns and allowances represented approximately 22.3%, 20.9% and 21.9% of gross sales for the respective period. The accompanying income statements do not reflect any material adjustments for actual returns and allowances as compared to amounts estimated in prior periods. Revenue from the licensing of titles, editorial content and design are recognized when received.

     Concentrations of Credit Risk -- Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers consist principally of retail chain booksellers, wholesale distributors, office superstores, membership clubs and computer/electronic superstores located primarily in the United States and Canada. Certain customers account for over 10% of sales (Note 10). The Company performs ongoing credit evaluations its customers and maintains allowances for estimated probable credit losses.

     Use of Estimates -- The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates. The primary estimates underlying the Company's financial statements include allowances for sales returns, doubtful accounts, inventory obsolescence, reserves for royalty advances and recoverability of deferred tax assets. Actual results could differ from those estimates.

     Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

     Inventory -- Inventory is stated at lower of cost or market. Cost is determined using the first-in, first-out method.

     Royalty Advances -- Royalty advances are recorded as cash is advanced to authors and are expensed as earned by authors or reserved when future recovery appears doubtful. Royalty advances are reported net of reserves of $1,999,000 and $3,262,000 at September 30, 1997 and 1998, respectively.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is provided using the straight- line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the remaining useful life of the related assets. The Company capitalizes internal-use software in accordance with AICPA Statement of

Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Such costs are amortized over a useful life of five years.

     Long-Lived Assets -- Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the Company evaluates the carrying value of its long-lived assets on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the related assets.

     Advances due to (from) Parent are included as a component of stockholders' equity at September 30, 1997, as no interest was charged for such balances and there was no scheduled repayment. As of June 22, 1998, the Parent suspended the cash sweep process allowing cash receipts and cash generated by the Company to be retained by the Company.

     Income Taxes -- The Company's taxable income has been included in the Parent's consolidated tax returns for 1996, 1997 and through the Offering completion date of July 31, 1998. Subsequent to July 31, 1998, the Company will file its own federal returns and most state returns. The Company may still be required, or may find it advantageous, to file consolidated state returns and other returns in certain states where combined or unitary tax returns are available. The accompanying financial statements for 1997 include taxes paid which approximates the current income tax provision, as if the Company were a separate taxpayer. The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts, more likely than not, to be realized.

     Net Income Per Share -- Net income per share is computed using the basic and diluted weighted average number of common shares outstanding during the year in accordance with SFAS No. 128, Earnings Per Share. Basic net income per share excludes dilution and is computed using the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (stock options) were exercised or converted into common stock. On May 6, 1998 the Company granted options to purchase shares of Class A common stock. For the year ended September 30, 1998, 68,000 shares, reflecting the dilutive effects of outstanding stock options, were included in computing diluted net income per share. See Note 8 for discussion of stock options.

     Unaudited Pro Forma Earnings Per Share -- Unaudited pro forma basic net income per share amounts were calculated using common shares outstanding plus the number of shares (2,773,000) whose proceeds were used to repay a $38.4 million note payable (issued as a pre-offering dividend), at the $15.50 initial public offering price reduced by per share offering costs. The pro forma diluted net income per share amounts also reflect the dilutive effect of outstanding stock options.

     Stock-Based Compensation is accounted for using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation.

     New Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Management has not yet determined its SFAS 131 reporting segments. This Statement will not affect the Company's financial position, results of operations or cash flows. This statement is effective for the Company in fiscal year 1999, with earlier application permitted.

3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following (in thousands):

                                                   September 30,
                                          ------------------------------
                                             1998               1997
                                          -----------        -----------
Accounts receivable....................    $  53,922          $  47,859
Allowance for doubtful accounts........       (4,555)            (3,465)
Allowance for sales returns............      (21,890)           (17,833)
                                          -----------        -----------
        Total..........................    $  27,477          $  26,561
                                          ===========        ===========


4. INVENTORIES

Inventories consisted of the following (in thousands):

                                                   September 30,
                                          ------------------------------
                                             1998               1997
                                          -----------        -----------
Books (finished goods).................    $  22,185          $  17,038
Paper..................................        2,560              2,823
                                          -----------        -----------
        Total Inventory................       24,745             19,861
Reserve for obsolescence...............      (14,378)           (11,934)
                                          -----------        -----------
        Net Inventory..................    $  10,367          $   7,927
                                          ===========        ===========

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

                                                   September 30,
                                          ------------------------------
                                             1998               1997
                                          -----------        -----------
Computers and equipment................    $  6,762           $  5,094
Furniture and fixtures.................       1,343              1,334
Leasehold improvements.................       2,368              1,286
Internal-use software..................       1,824                635
                                          -----------        -----------
        Total..........................      12,297              8,349
Less accumulated depreciation
  and amortization.....................      (6,692)            (3,692)
                                          -----------        -----------
        Property and equipment - net...    $  5,605           $  4,657
                                          ===========        ===========

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

                                                   September 30,
                                          ------------------------------
                                             1998               1997
                                          -----------        -----------
Accrued royalties......................    $  11,545          $  9,403
Accrued compensation and benefits......        9,315             6,389
Accrued promotion......................        9,923             7,518
Other accrued liabilities..............        4,996             2,906
                                          -----------        -----------
        Total                              $  35,779          $ 26,216
                                          ===========        ===========



7. INCOME TAXES

The provision for federal, state and foreign taxes consisted of the following for the years ended September 30 (in thousands):

                                             1998        1997        1996
                                          ---------   ---------   ---------
Current:
Federal ...............................   $  8,150    $  7,200    $  5,325
State .................................      2,003       1,539       1,048
Foreign ...............................        208         149         152
                                          ---------   ---------   ---------
Total current .........................     10,361       8,888       6,525
                                          ---------   ---------   ---------

Deferred:
Federal ...............................     (2,508)     (3,227)     (1,662)
State .................................       (776)       (773)       (355)
                                          ---------   ---------   ---------
Total deferred ........................     (3,284)     (4,000)     (2,017)
                                          ---------   ---------   ---------
        Total .........................   $  7,077    $  4,888    $  4,508
                                          =========   =========   =========

Federal and state income tax expense was allocated to the Company by the Parent through the Advances due to (from) Parent account for 1996, 1997 and through July 1998. During the remainder of 1998 these tax expenses were recorded by the Company through its Accrued liabilities account.

Deferred tax assets were comprised of the following at September 30 (in thousands):

                                                 1998               1997
                                              ----------         ----------
Reserve for returns .......................    $  8,134           $  6,842
Reserve for obsolescence...................       5,628              4,558
Loss accruals..............................       2,802              2,221
Uniform capitalization.....................         855                582
Other......................................         725                657
                                              ----------         ----------
Deferred tax assets........................    $ 18,144           $ 14,860
                                              ==========         ==========

The differences between the effective income tax rate and the statutory federal tax rate were as follows for the years ended September 30:

                                                1998        1997        1996
                                             ---------   ---------   ---------
Statutory federal tax rate ................    35.0%       35.0%       35.0%
State taxes, net of federal tax benefit ...     4.6         4.2         4.1
Other .....................................     1.4         1.8         1.9
                                             ---------   ---------   ---------
Effective tax rate ........................    41.0%       41.0%       41.0%
                                             =========   =========   =========

8. STOCKHOLDERS' EQUITY

Common Stock

     The Company is authorized to issue 25,400,000 shares of common stock, consisting of 25,000,000 shares of Class A common stock and 400,000 shares of Class B common stock, $.001 par value per share, of which a total of 14,080,000 Class A shares and 200,000 Class B shares were outstanding at September 30, 1998. Shares outstanding at September 30, 1997 consisted of 11,100,000 shares which were undesignated as to class. In July 1998, the Company completed its initial public offering of 3,180,000 shares of Class A common stock, raising net proceeds of approximately $44,032,000.

     Each outstanding share of Class A common stock is entitled to one vote and each outstanding share of Class B common stock is entitled to ten votes. Holders of Class A common stock and Class B common stock are entitled to receive dividends at the same rate and in such amounts as the Board of Directors may from time to time determine.

     Class A common stock is not convertible. Class B common stock is convertible at any time into Class A common stock on a share-for-share basis and will automatically convert upon the transfer by the holder thereof.

Stock Option Plan

     Effective May 6, 1998, the Company's Board of Directors approved a stock option plan under which 2,850,000 shares of common stock are reserved for issuance to employees, consultants and directors. Under the plan, both incentive and nonstatutory stock options may be granted to purchase common stock at not less than the fair market value of the common stock at the date of grant. On May 6, 1998, the Company granted options to purchase 1,500,900 shares of Class A common stock at an exercise price of $11.88 per share and on July 27, 1998 the Company granted options to purchase 49,500 shares of Class A common stock at an exercise price of $15.50. Options generally vest over 4 years and expire ten years after date of grant. As of September 30, 1998 options to purchase 1,477,800 shares of Class A common stock at a weighted average exercise price of $12.00 were outstanding and options to purchase 1,372,200 shares were available for future grants.

                                                             Weighted
                                                              Average
                                        Shares            Exercise Price
                                     -------------      ------------------
Balance, September 30, 1997                    0              $  0.00
        Granted (weighted average
          fair value of $3.16)         1,550,400                12.00
        Exercised                              0                 0.00
        Cancelled                        (72,600)               11.88
                                     -------------      ------------------
Balance, September 30, 1998            1,477,800              $ 12.00
                                     =============      ==================


     Additional information regarding options as of September 30, 1998 is as follows:

                            Options Outstanding                Options Exercisable
                   --------------------------------------   ------------------------
                                  Weighted
                                   Average       Weighted                  Weighted
   Range of                       Remaining       Average                   Average
   Exercise           Number     Contractual     Exercise      Number      Exercise
    Prices         Outstanding   Life (Years)     Price     Excercisable     Price
----------------   -----------   ------------   ---------   ------------   ---------
$11.88 - $15.50     1,477,800        9.59         $12.00       6,667         $15.50
================   ===========   ============   =========   ============   =========

Employee Stock Ownership Plan

     Prior to May 6, 1998 the Company's employees participated in the Parent's unleveraged ESOP ("ESOP-P") and, as discussed in Note 11, the Company has recorded the applicable plan contribution expense in its financial statements. As of May 6, 1998, the Company adopted a new ESOP ("Books ESOP"). In connection therewith, the accounts of the Company employees, and the shares of common stock of the Parent attributable to such accounts, were transferred from ESOP-P to Books ESOP. Such Parent common shares received by Books ESOP were tendered on May 21, 1998 to the Parent in exchange for 394,251 shares of Company Class B common stock, based on an exchange ratio determined by an independent valuation firm of the relative fair value of one Company Class B common share to one Parent common share. The shares of Class B common stock owned by Books ESOP were transferred to an affiliate of the Parent in exchange for 394,251 shares of Class A common stock in connection with the Company's initial public offering. Effective May 6, 1998, employees of the Company participate in the Books ESOP and no longer participate in ESOP-P.

Stock Based Compensation

     As permitted under Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and as discussed in
Note 2, the Company uses the intrinsic value method specified by APB Opinion No. 25 to calculate compensation expense associated with issuing stock options. Accordingly, the Company has not recognized any compensation expense with respect to such awards, since the exercise price of the stock options awarded has been equal to the fair market value of the underlying security at the date of grant.

     SFAS No. 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as prescribed by SFAS
123. Under SFAS No. 123, the fair value of the stock-based awards to employees is calculated through the use of the minimum value method for all periods prior to the initial public offering, and subsequently through the use of options pricing models. The Company's stock option calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 12 months following vesting; stock volatility, 50% subsequent to the initial public offering; risk-free interest rates, 5.82% in 1998; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, net income would have been $9,417,000 ($.80 per share) for the year ended September 30, 1998. However, because options vest over several years, the pro forma adjustments for the year ended September 30, 1998 are not indicative of future period pro forma adjustments, assuming grants are made in those years, when the calculation will apply to all applicable stock options.

9. PUBLISHING RIGHTS

     On December 1, 1997, the Company acquired from Henry Holt and Company the publishing rights for the books published under the names "MIS:Press" and "M&T Books," and the related inventory and other assets, for $5,400,000 in cash and assumed liabilities. The cost of this acquisition was allocated to the assets acquired, including $4,000,000 allocated to publishing rights which is being amortized over eight years.

10. MAJOR CUSTOMERS AND INTERNATIONAL SALES OPERATIONS

     Net sales to individual customers representing greater than 10% of the Company's net sales were as follows for the years ended September 30 (in thousands):

                                            1998        1997        1996
                                          ---------   ---------   ---------
Company A .............................    $19,306     $14,942     $11,854
Company B .............................     17,644      17,805      10,876
Company C .............................     16,970      12,204      10,303

     The Company operates in one business segment, namely publishing, and develops, publishes and markets products including professional and reference works, consumer books, for the educational, technical, professional and trade markets around the world.

     Net sales to unaffiliated international customers were as follows (in thousands):

                                            1998        1997        1996
                                          ---------   ---------   ---------
Canada ................................    $ 7,409     $ 5,813     $ 5,481
Europe ................................      7,026       5,191       3,965
Other .................................      4,800       4,418       3,734
                                          ---------   ---------   ---------
Total .................................    $19,325     $15,422     $13,180
                                          =========   =========   =========

11. RELATED PARTY TRANSACTIONS

     Net revenue from affiliated customers amounted to approximately $188,000, $700,000 and $1,275,00 in 1996, 1997, and 1998, respectively. Operating expenses allocated from the Parent for 1996, 1997 and for the first 10 months of 1998 from the Parent consist of (1) Parent Corporate Services Fee (Note 1), (2) Employee Stock Ownership Plan expenses, which are based on the applicable ESOP contribution rate applied to Company salaries, and (3) income tax provisions, which are calculated as though the Company were a separate taxpayer. Neither party pays interest on intercompany balances, and, accordingly, no such interest income or expense has been recorded in the accompanying financial statements.

     A summary of activity in the Advances due to (from) Parent is as follows (in thousands):


                                               Year Ended September 30,
                                          ---------------------------------
                                            1998        1997        1996
                                          ---------   ---------   ---------
Balance at beginning of period...........  $ (4,332)   $    251    $   (363)
Parent corporate services fee............       971       3,669       2,779
Expense related to parent ESOP...........         0       1,811       1,307
Total current federal and state
  income tax provision...................    11,027       8,739       6,373
Cash collections less trade disbursements,
  transferred to Parent .................    (6,777)    (20,719)    (10,861)
Employee Benefits........................     2,092       1,980       1,379
Other, primarily transactions with
  affiliates, net........................    (2,981)        (63)       (363)
                                          ---------   ---------   ---------
Balance at end of period.................  $      0    $ (4,332)   $    251
                                          =========   =========   =========

     Effective October 1, 1997, no further contributions were made to the Parent's ESOP with respect to Company employees. For the year ended September 30, 1998, the Company accrued $1,700,000 of contributions to be made to the newly established Books ESOP as described in Note 8.

     As of September 30, 1998, a $1.6 million receivable was due from the Parent related to estimated tax payments made by the Company to the Parent during 1998. The receivable is to be collected in full during 1999. As a separate taxpayer the Company now pays its tax liabilities directly to the taxing authority (see
Note 2).

     Subsequent to the initial public offering in July 1998, the Advances due to
(from) Parent account included the parent corporate services fee, ESOP expense, federal and state income tax provisions, employee benefits and other transactions with affiliates and was paid by the Parent based on the outstanding balance at that time. As of September 30, 1998, these expenses are accounted for in the Accrued Liabilities account.

     In connection with the Company's initial public offering, the Parent agreed to transfer to the Company certain trademarks owned by the Parent that relate to publications and products of the Company. The Company agreed to pay all costs, consisting primarily of required filing fees, in connection with such transfer.

12. COMMITMENTS AND CONTINGENCIES

     Leases -- The Company leases equipment and facilities under operating leases which expire at various dates through January 2000. Total rental expense for operating leases amounted to approximately $1,861,000, $2,212,000 and $3,154,000 in 1996, 1997 and 1998, respectively. At September 30, 1998, the aggregate minimum rental commitments under noncancelable operating leases in excess of one year were as follows (in thousands):

        Years ending September 30,
        --------------------------
               1999                                           $2,432
               2000                                              331
                         Total                                $2,763

     The Company is subject to various legal actions and claims which have arisen in the ordinary course of business. In the opinion of management and counsel, the ultimate resolution of such legal proceedings and claims will not have a material effect on the financial position or results of operations of the Company.

13. CREDIT AGREEMENT

     The Company has a $20.0 million line of credit agreement with a bank. The facility is secured by the Company's accounts receivable, inventory and general intangibles (excluding intellectual property rights which are subject to a negative pledge); and borrowings are limited to the balance of eligible or net accounts receivable. Based on the eligible accounts receivable at September 30, 1998, $19.2 million was available for borrowing. At September 30, 1998 there were no outstanding borrowings under this agreement. The credit agreement bears interest at the banks prime rate, or, for borrowings made longer than 30 days, at LIBOR plus 1.5% and expires on March 31, 2000.

14. QUARTERLY INFORMATION (UNAUDITED)

     The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented (in thousands, except per share amounts).

                                                 Quarter Ended
                             -------------------------------------------s-----
                              Sept. 30      June 30      Mar. 31     Dec. 31
                             ----------   ----------   ----------   ----------
    1998
Net revenue                   $ 35,317      $ 34,292    $ 38,945    $ 32,971
Net income                       1,371         1,942       4,335       2,535
Net income per share:
        Basic                     0.10          0.17        0.38        0.23
        Diluted                   0.10          0.17        0.38        0.23
Pro forma net income per share:
        Basic                     0.10          0.14        0.31        0.18
        Diluted                   0.10          0.14        0.31        0.18
                             ----------   ----------   ----------   ----------

    1997
Net revenue                   $ 32,014      $ 26,210    $ 35,788    $ 26,676
Net income                         882         1,166       3,451       1,536
Net income per share:
        Basic                     0.08          0.11        0.31        0.14
        Diluted                   0.08          0.11        0.31        0.14
Pro forma net income per share:
        Basic                     0.06          0.08        0.25        0.11
        Diluted                   0.06          0.08        0.25        0.11
                             ----------   ----------   ----------   ----------

15. SUBSEQUENT EVENTS

     On November 4, 1998, the Company signed a 10-year lease agreement for a new Indianapolis office facility. The planned commencement date is November 1, 1999. The annual basic rent payments range from $1.2 million to $1.4 million over the term of the lease.

     On December 7, 1998 the Company signed a stock purchase agreement to acquire all of the stock of Cliffs Notes, Inc., a privately-held publisher of the popular literary study guides. Closing occurred on December 18, 1998. The acquisition price was approximately $14.2 million, plus adjustments totaling approximately $3.3 million for net tangible assets delivered at closing. Cliffs Notes currently publishes approximately 300 reference titles including its original Notes plus Quick Reviews of high school and college courses, test preparation guides, advanced placement guides and test preparation software. Net revenue for Cliffs fiscal year ended June 30, 1998 was approximately $12 million.

INDEPENDENT AUDITORS' REPORT

     IDG Books Worldwide, Inc.:

     We have audited the accompanying balance sheets of IDG Books Worldwide, Inc., Inc., as of September 30, 1998 and 1997 and the related statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of IDG Books Worldwide, Inc. as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
-------------------------
Deloitte & Touche LLP

San Jose, California
November 9, 1998 (December 18, 1998 as to Note 15)

INSIDE BACK COVER

Board of Directors

John J. Kilcullen
Chairman of the Board of Directors
and Chief Executive Officer

Patrick J. McGovern
Founder and Chairman of the Board
International Data Group, Inc.

James A. Casella
Chief Operating Officer
International Data Group, Inc.

Jack A. Hoeft
Member of Supervisory Board
Random House, Inc.

Lawrence B. Levy
Executive Vice President
and Chief Financial Officer
Pixar


Officers

John J. Kilcullen
Chairman of the Board of Directors
and Chief Executive Officer

Steven H. Berkowitz
President and Publisher

John P. Ball
Executive Vice President, Operations
and Administration, and Secretary

Brenda L. McLaughlin
Senior Vice President and
Group Publisher

James A. Doehrman
Vice President and Chief Financial Officer

Executive Offices
IDG Books Worldwide, Inc.
919 East Hillsdale Blvd., Suite 400
Foster City, CA 94404
(650) 655-3000

Independent Auditors
Deloitte & Touche LLP
60 South Market Street, Suite 800
San Jose, CA 95113-2303

Transfer Agent and Registrar
Boston EquiServe L.P.
c/o Bank Boston, NA
150 Royall Street
Canton, MA 02021
(781) 575-3400


Annual Meeting
The 1999 Annual Meeting of Stockholders will be held on February 9, 1999. A notice of the meeting, together with the proxy statement and a form of proxy, were mailed to stockholders with this annual report.

Stock Exchange Listing
IDG Books Worldwide Common Stock is traded on the NASDAQ National Market under the symbol IDGB.

Investor Inquiries and Form 10-K
A copy of the Company's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended September 30, 1998, is available without charge upon request. Please direct shareholder inquiries to:
Investor Relations Department
IDG Books Worldwide
919 E. Hillsdale Blvd., Suite 400
Foster City, CA 94404
(650) 655-3000

Internet Address
http://www.idgbooks.com
http://www.dummies.com
http://www.cliffs.com

IDG Books Worldwide, Inc. Trading Information as reported on the Nasdaq National market under the trading symbol "IDGB" since July 28, 1998.

                                   Low       High
                                 -------    -------
      1998 Fourth Quarter        $10.38     $16.42