Form 10-K, Exhibit 13
period 1999-09-25
IDG BOOKS WORLDWIDE INC
filed 2000-01-10
CIK 1061763

Page One - Front Cover

How can I avoid traps?

How do I create a website?

How can I take the kids to Paris?

How should I invest my money?

THE HOW-TO INFORMATION

PEOPLE TRUST

IDG Books Worldwide, Inc.

1999 Annual Report

Page Two

We

Know

How-to!

Page 2-A Gatefold

How-to Markets.

Whip up some dessert, transplant some daisies, roll over an IRA-we've got all the ingredients for making life sweeter.

Generation "Why Not" lives in the moment; our test-prep materials answer the call of the wired.

We show over-55s-the fastest-growing segment of first-time computer users-how to storm the Net.

Programmers and IT managers know our certification study guides and visual tutorials deliver proven results.

Page 2-B Gatefold

How-to Brands.

More than 75 million copies in print in 15 categories with topics from sex to soccer to the SAT. Need we say more?

This trusted brand now reaches anyone who wants shortcuts to learning about personal finance, insurance, debt, AOL, and more.

Travelers of every taste and budget find direction from more than 250 guidebooks and a lively e-commerce channel, frommers.com.

Page Three

4000 Titles

idgbooks.com

100 Million in Print

dummies.com

Dominant Brands

cliffsnotes.com

One Trusted Source

frommers.com

Page 3-A Gatefold

How-to Content.

We reach a healthy share of the consumer market with household names like Betty Crocker's®, Weight Watchers®,Howell Book House™ and Webster's New World™.

First published in 1992, PCs For Dummies® is now in its 7th edition and still a bestseller.

Our tech titles click!

From programming to Photoshop, LINUX to UNIX, we have how-to's for every learning style.

Page 3-B Gatefold

How-to Delivery.

At your service 24/7: online book sales, travel reservations, and downloadable study guides.

Our high-impact

merchandising aids take the new CliffsNotes™ business and technology titles far beyond the classroom.

New joint ventures in Australia, Singapore, and Canada optimized our distribution and publishing programs far beyond the United States.

(GRAPH DATA FOR THE FOLLOWING ITEMS):

Net Revenue

$ in millions

Net Income

$ in millions

EBITDA1

$ in millions

Financial Highlights

(in thousands except per share data)

Years ended September 30,   1995      1996      1997      1998      1999
                          --------- --------- --------- --------- ---------
Net revenue .............  $72,523   $97,847  $120,688  $141,525  $179,776
Net income ..............   $6,366    $6,488    $7,035   $10,183   $12,737
EBITDA(1)................  $11,270   $12,351   $13,586   $20,677   $28,268
Earnings per share.......    $0.57     $0.58     $0.63     $0.87     $0.86
Pro forma earnings per
 share(2)................    $0.46     $0.47     $0.51     $0.73     $ --
  "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation, and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. (2) The pro forma earnings per share amounts show the pro forma dilutive effect of the number of shares which would be required to be sold to repay the note payable issued to IDG, the Parent company, as a pre-offering dividend.

To Our Stockholders, Customers, and Employees:

It gives me great pride to report that in fiscal year 1999, our first year as a publicly owned company, the management team and employees of IDG Books Worldwide (IDGB) achieved record net revenue of $179.8 million, an increase of 27 percent over fiscal year 1998. This stellar performance closes nine consecutive years of record profitability. From our bestselling books to our trusted Web services, we transform "I can't" to "I can" for millions of lifelong learners.

In fiscal year 1999, we shipped a record 33 million books from the United States. Our active book titles soared from more than 700 to over 4,000. Our For Dummies® series, IDGB's flagship brand, reached 75 million books in print, plus translations in more than 30 languages. Our longstanding commitment to quality continues to be recognized in influential bestseller lists. IDGB technology titles claimed nearly 50 percent of Publishers Weekly's computer bestseller list throughout the year. Personal Finance For Dummies® and Investing For Dummies®, which together have more than 1.6 million copies in print, regularly appeared on both The Wall Street Journal and Business Week bestseller lists. Other bestsellers received popular acclaim, among them Organize Yourself!, How to Cook Everything, The Runners World Training Diary, and The Unofficial Guide® to Walt Disney World, one of the top-selling travel books in the United States. And we demonstrated impressive global reach: IDGB titles were available in 36 languages and in more than 90 countries.

Last year saw significant growth in four key areas: brand and content acquisition, strategic partnerships, international expansion, and a company-wide transformation to an Internet- enabled, continuous learning enterprise. I am pleased to report that IDGB achieved impressive results in each of these initiatives.

In December 1998, we acquired CliffsNotes™. The leading brand in study guide publishing, CliffsNotes has a fiercely loyal student following, with 95 percent of users saying they would buy and use CliffsNotes again. Less than 10 months after the acquisition, we introduced a new CliffsNotes lifestyle series beginning with 16 business and technology book titles that extended the brand's reach to lifelong learners. We also launched CliffsNote-A-Day™, a free e-newsletter service at cliffsnotes.com™, which also offers electronic downloads of the CliffsNotes printed products directly to students.

In August 1999, we completed our $83 million acquisition of the Macmillan General Reference Group of Pearson Publishing, which added to our brand portfolio a list of well-recognized consumer publishing brands. They include Frommer's® travel guides, Betty Crocker's® cook books, Howell Book House™ pet books, Weight Watchers® lifestyle and cook books, Webster's New World™ dictionaries, Burpee® Basics, and the Unofficial Guides®, as well as frommers.com, one of the most popular travel sites on the Web.

Strategic partnerships with leading IT companies and licensing arrangements continue to be important growth areas. During fiscal year 1999 we entered into official, cooperative publishing agreements with AOL®, Netscape™, and Hewlett-Packard. In addition, our record $3.7 million domestic and foreign licensing revenue, including revenue from an elec-

tronic license of our CliffsNotes literary guides to netLibrary, offered new ways to leverage our bestselling brands and content.

We stepped up the pace of our globalization, investing in publishing and distribution joint ventures overseas. They include 51 percent ownership of IDGB Australia and 49 percent ownership of CDG Books Canada, both of which we formed with long-time publishing and distribution partners. We also acquired 25 percent ownership of TransQuest Publishers, a company we formed in Singapore. Investments in key English-language markets will continue to be platforms for new growth.

We continue to build direct, continuous relationships with our customers by supporting their print learning experiences with targeted online products and services. Dummies.com™, cliffsnotes.com, and frommers.com are the anchors of our Internet strategy. To enhance our online offerings, we are scaling our popular knowledge base to develop the next generation of continuous learning tools and e-services, and took steps last year to establish direct, anytime- anywhere communication with our customers through organic growth or in partnership with innovative technology companies.

For example, we began implementing P3 (Parallel Publishing Process), our innovative pre-production system, which delivers award-winning content for both print and online publishing and distribution. We also created an IDGB eBook library to offer our consumers our most popular technology titles in a searchable, Open eBook format. In addition, we formed a strategic relationship with Ask Jeeves to adopt its technology to power the Dummies Answer Network at the dummies.com website. This online application will answer technology questions typed in the consumer's own words with content from the popular For Dummies technology knowledge base.

We have a rich, successful tradition of anticipating and meeting the lifelong learning needs of millions of customers around the world. Our unique brand focus saves our customers time, minimizes risk, and helps to build confidence when they want to learn how to do almost anything. Our 650-plus employees are united around a common culture built nearly 10 years ago that emphasizes quick, decisive action in fulfilling our customers' trust. Whether they need to write a term paper or solve a computer problem, whether they are seeking personal enrichment or the smart way to invest their money, whether they want to acquire new skills or learn the best way to travel, we have the best how-to information to meet those needs.

IDGB enters the 21st century with a powerful portfolio of Internet-enabled, branded information products. We firmly believe our mission has never been more relevant and our customer franchises have never been stronger. We thank you for your support as we continue to empower the knowledge economy.

John J. Kilcullen

Chairman of the Board of Directors

and Chief Executive Officer

"Our bestselling books and trusted Web services transform `I can't' to `I can' for millions of learners"

IDGB Officers, from left to right: John Ball, EVP, Operations and Administration, and Secretary; Donna Vieraitis, VP, Human Resources; John Kilcullen, Chairman and CEO; Brenda McLaughlin, SVP, Internet Operations; Marc Mikulich, VP, Strategic Brand Management.

How do I tell a sonata from a scherzo?

How should I prune my rose bushes?

How can I stay fit?

How do I buy gifts online?

HOW CAN I MAKE LEARNING FUN AND EASY?

For Dummies®

How to make learning fun and easy: with a trusted friend who helps you conquer frustration. Since 1991, IDGB's For Dummies series has been making publishing history through this irreverent, empowering strategy. More than 75 million copies, more than 450 titles, 15-plus categories, and more than 30 languages later, we keep finding exciting new ways to expand the For Dummies brand promise. Online, customers can search our dummies.com™ website for new titles, to download software, to link to authors' home pages, or to subscribe to the monthly Dummies Dispatch e-newsletter. Through the 12 e- newsletters at

dummiesdaily.com, they can join 900,000 subscribers and receive e-mailed tips. In 1999, the yellow-and-black books got a cover-art facelift; now it's easier than ever for customers to tell the difference between Art For Dummies® and Investing For Dummies® - and it's more likely they'll buy both. Music CDs, audio books, calendars, Miniature Editions™ For Dummies®, For Dummies® Quick Reference books, and board games deliver the For Dummies experience in multiple formats. No technology or lifestyle subject proved too challenging for our For Dummies team, who broke new ground in categories such as foreign languages, health, and other popular self-help categories. For Dummies anticipated hot consumer technology trends with book/CD-ROM packages that guide users step by step through such mission-critical topics as LINUX, iMacs, eBay, and online genealogy. By early 2000, we'll introduce the next generation of For Dummies online services: powered by Ask Jeeves, the new Dummies Answer Network will let customers submit natural-language how-to questions and get fast answers online.

dummies.com

CliffsNotes™

How to revitalize a respected knowledge brand: by expanding its audience and reinventing its mission. Since 1958, CliffsNotes has been helping students prepare for exams, write papers, and appreciate the classics. The brand was a unique household name, trusted by generations of time-pressed students as a shortcut to academic success. When IDGB acquired CliffsNotes in 1998, we saw an opportunity to retain loyal customers after their student days were finished-to provide them with "the shortcut to success™" for the rest of their lives. And so in Fall 1999 we introduced 16 new CliffsNotes lifestyle titles, covering business and technology topics as timely and diverse as creating a Web page, managing money, and understanding health insurance. The new series, competitively priced at $8.99 each, is targeted to a broad audience and sold through new distribution channels that include prominent placement in major mass-market retailers. In addition, we continued to expand the original CliffsNotes study guides, adding new Shakespeare compilations and contemporary titles. And we enhanced the entire CliffsNotes brand with a new website, cliffsnotes.com™, which invites consumers to register for free daily e- mail newsletters, visit topical resource areas, access links and tools, and purchase books for immediate download or for shipping from the IDGB warehouse. Our goal: to continue to make it easy for a student pulling an all-nighter to write a paper about Romeo and Juliet, or to help a young couple set up a computer on a Sunday afternoon. Whether stores are open or closed, CliffsNotes promises to be the one knowledge brand about which consumers of all ages can say, "CliffsNotes saved my butt!"

cliffsnotes.com

How do I invest in mutual funds?

How do I download a study guide?

How will I pass the exam?

How can I tame the shrew?

HOW CAN I FIND A SHORTCUT TO SUCCESS?

How should I groom my dog?

How can I put on coats?

How can I bake like a pro?

How can I travel on $60 a day?

HOW CAN I LEARN ALMOST ANYTHING?

Newly Acquired Brands

How to leverage market share: by acquiring a portfolio of some of North America's best-known publishing names. In August, we completed an $83 million purchase of the Macmillan General Reference Group (MGR), acquiring Frommer's® travel guides, Betty Crocker's® cookbooks, Howell Book House™ pet books, the Unofficial Guides®, Burpee® Basics, and many bestselling individual titles, including Marc Bittman's How to Cook Everything and Ken Schultz's Fishing Encyclopedia-more than 3,000 titles in all. The acquisition gave IDGB immediate entrée into several new markets, including cookware retailers, pet superstores, and travel outlets. And it added a proven e-commerce channel through frommers.com, a respected travel website that speaks to consumers in Arthur Frommer's signature style and provides how- to, contextual content, and e-commerce links for airfare, lodging, and guidebook purchases. In addition, Frommer's travel guides sell more than 3 million units annually, and include more than 250 guides for every type of traveler, such as Europe from $60 a Day, and the #1 seller The Unofficial Guide to Walt Disney World. We believe the combination of these venerable-and in some cases underexposed-print and online brands will benefit greatly from our worldwide distribution capabilities, proven brand-building skills, and ability to "scale" content into print, electronic, and online formats simultaneously. We are excited about building on these brands' equity and developing them into 21st-century powerhouses through aggressive new product development, focused line extensions, and innovative, continuous delivery methods.

frommers.com

Computer Know-how Now™

How to capture demand for today's technologies: by anticipating and responding quickly to key trends, and by partnering with industry giants to create branded learning tools with a competitive edge. We made history by demystifying technology with our For Dummies® line, including Windows® For Dummies®, our bestselling computer book ever with more than 7 million copies in print. In addition, our official publishing partnerships offer our customers critically acclaimed content backed by the best names in the industry. The most recent of these alliances, announced in May 1999, is an exclusive joint publishing agreement to create AOL Press™, a new line of America Online®-authorized books. We're excited about the opportunity to provide AOL's more than 20 million members with specialized publications to help them get the most out of AOL. IDGB continues to publish our own AOL titles in several branded series, including America Online® For Dummies® and America Online® Bible, offering proven bestsellers for a wide range of learning styles. In 1999, we also began producing books and book/CD-ROM packages with Netscape, and developed cooperative publishing partnerships with leading technology companies such as eBay, Red Hat Linux, and Computer Associates, and an branded series with Hewlett-Packard. Anticipating the next important trends in the Internet economy, we began in mid-1999 to develop Open eBook versions of our most popular technology titles. Finally, when Microsoft® Windows® 2000 is released, we'll be ready-with a full range of bestselling knowledge products for every learning style and level.

idgbooks.com

How do I get technical support?

How can I learn XML?

How can we set up an intranet?

How can I get certified?

HOW CAN WE LEAD THE CURVE?

Our How-to Portfolio

Flagship

For Dummies®

CliffsNotes™

Frommer's®

Reference

Arco® Test Preparation

Betty Crocker's®

Burpee® Basics

Howell Book House™

The Unofficial Guides®

Webster's New World™

Weight Watcher's®

Technology

Ace It!™

Administrator's Handbooks

AOL Press™

Bibles

Certification Study Systems

Developer's Guides

Hewlett-Packard Press

In Plain English

M&T Press™

Master Reference

Master Visually™

Netscape Press™

Novell Press™

One Step at a Time™

Secrets®

Simplified®

Studio Secrets®

Teach Yourself®

Teach Yourself Visually™

Internet

idgbooks.com

dummies.com

cliffsnotes.com

frommers.com

Selected Financial Data

The following selected financial data should be read in conjunction with the IDG Books Worldwide, Inc. Consolidated Financial Statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                         Year Ended September 30, (1)
                               -------------------------------------------------
                                 1999      1998      1997      1996      1995
                               --------- --------- --------- --------- ---------
                                      (in thousands except per share data)

Consolidated Statements
 of Income Data:
Net revenue .................. $179,776  $141,525  $120,688   $97,847   $72,523
Operating income .............   23,059    17,260    11,923    10,996    10,888
Net income ...................   12,737    10,183     7,035     6,488     6,366
Net income per share (2)
    Basic ....................    $0.88     $0.88     $0.63     $0.58     $0.57
    Diluted ..................    $0.86     $0.87     $0.63     $0.58     $0.57
Weighted average common
 shares outstanding (2)
    Basic ....................   14,395    11,633    11,100    11,100    11,100
    Diluted ..................   14,823    11,701    11,100    11,100    11,100
Pro forma basic and diluted
 net income per share(3) .....    $  --     $0.73     $0.51     $  --     $  --
Pro forma weighted average
common shares outstanding (3)
    Basic ....................       --    13,941    13,873        --        --
    Diluted ..................       --    14,009    13,873        --        --

Consolidated Balance Sheet
 and Other Data:
Cash and equivalents .........   $2,084   $15,466       $74       $83       $44
Working capital ..............   37,347    32,207    18,708    18,778    13,662
Total assets .................  211,521    88,254    57,163    43,636    39,101
Long-term debt................   82,000        --        --        --        --
Stockholders' equity .........   61,945    46,590    26,443    23,991    16,889
Cash flows provided (used)
 by operating activities......   10,336    12,813     7,820     1,855    (1,858)
Cash flows used by
 investing activities......... (105,728)   (7,385)   (3,246)   (2,430)   (1,250)
Cash flows provided (used)
 by financing activities......   82,010     9,964    (4,583)      614     3,066
EBITDA (4) ...................   28,268    20,677    13,586    12,351    11,270

-----------

  The Company's fiscal year ends on the last Saturday in September. Fiscal years 1999, 1998, 1997, 1996, and 1995 ended on September 25, 1999, September 26, 1998, September 27, 1997, September 28, 1996, and September 30, 1995, respectively. For convenience, fiscal year-ends are denoted as September 30.

  See Note 2 of Notes to Consolidated Financial Statements for an explanation of shares used to compute basic and diluted net income per share.

  In May 1998, the Company paid a $38.4 million dividend by issuance of a note payable to International Data Group. The Company paid the note using a portion of the proceeds from its initial public offering. Unaudited pro forma basic and diluted net income per share amounts are calculated using common shares outstanding plus the number of shares whose proceeds were required to be used to pay such note.

  "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors, and other interested parties in the publishing and media industries. However, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

Forward-Looking Statements

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward- looking statements that involve risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward- looking statements, which reflect management's opinion only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Potential risks and uncertainties include, among others, those set forth under "Overview" and "Factors Affecting Future Operating Results" included in this Management's Discussion and Analysis. The following discussion also should be read in conjunction with the Financial Statements and related Notes included in this Annual Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

IDG Books Worldwide, Inc. is a leading global knowledge company featuring a diverse portfolio of technology, consumer, and general how-to book brands, computer-based learning tools, Web sites and Internet e-services. The Company publishes and markets under well- known brand names, including For Dummies®, 3-D Visual®, Bible, CliffsNotes™, Frommer's® travel guides, Betty Crocker's®, Weight Watchers®, and Webster's New World™. These books have created widespread recognition of the Company's brands by consumers, enabling the Company to successfully publish across a variety of categories in technology, business, and general how-to. The Company's portfolio of brand names comprises more than 4,000 active titles. The Company has over 100 million English-language books in print and has translated its books into 36 languages. The Company believes that its readers value and trust its products and brands to help obtain computer proficiency and professional certification, general business know-how, career growth, and personal enrichment.

In August 1999, the Company purchased Macmillan General Reference USA Inc. (the "Reference Brands") from Pearson Education, Inc. for $83.0 million. The acquisition includes over 3,000 active titles and such leading brands as Frommer's® travel guides, Weight Watchers® lifestyle and cook books, Betty Crocker's® cookbooks and Webster's New World™ dictionaries. Additionally the Company acquired the travel Web site, frommers.com and related rights.

In December 1998, the Company purchased Cliffs Notes, Inc., a publisher of popular literary study guides. Cliffs Notes currently comprises approximately 300 titles, including its original Cliffs Notes® literary guides plus Cliffs Quick Review® for high school and college courses, Test Preparation guides, Advanced Placement study aids, and Test Preparation software. At the end of September 1999, the Company completed its launch of the new CliffsNotes™ series extending this well known brand into the lifestyle and technology markets.

Sales of technology-related books account for a majority of the Company's net revenue. Sales of books devoted to the use of software products sold by Microsoft, including its Windows operating system, accounted for approximately one-third of the Company's net revenue for the year ended September 30, 1999 and approximately one-half for the year ended September 30, 1998. The Company does not expect the percentage of net revenue from the sale of books related to Microsoft software products to continue to be as significant.

The Company's customers consist principally of national retail chain booksellers, wholesale distributors, office superstores, membership clubs, and computer/electronic superstores located primarily in the United States and Canada. Over the last several years, there has been significant consolidation in the distribution channels for books, including retail outlets, although alternative distribution channels have emerged. As a result, the Company expects that this trend will lead to increased concentration within each distribution channel. During the year ended September 30, 1999, the Company's top three customers accounted for approximately 38% of the Company's net revenue as compared to 39% in 1998, and the Company's top ten customers accounted for approximately 68% of the Company's net revenue in 1999 as compared to 64% in 1998.

The Company's fiscal year ends on the last Saturday in September. Fiscal years 1999, 1998, and 1997 ended on September 25, 1999, September 26, 1998, and September 27, 1997, respectively, and consisted of 52 weeks. For convenience, fiscal year-ends are denoted as September 30.

Results of Operations

The following table summarizes the results of operations as a percentage of net revenue for the periods shown:

                                                     Years Ended September 30,
                                                --------------------------------
                                                   1999       1998       1997
                                                ---------- ---------- ----------
Consolidated Statement
 of Income Data:
Net Revenue:
Branded Franchise Group.........................     65.9%      63.1%      68.1%
IDGB Technology Publishing Group ...............     34.1       36.9       31.9
                                                ---------- ---------- ----------
Total net revenue...............................    100.0%     100.0%     100.0%
                                                ========== ========== ==========

Cost of sales...................................     51.5       52.3       52.3
Selling, general and administrative expenses....     32.8       33.2       36.5
Depreciation and amortization...................      2.9        2.4        1.3
                                                ---------- ---------- ----------
Income before provision for income taxes........     12.8       12.1        9.9
Interest expense (income), net .................      0.6       (0.1)        --
                                                ---------- ---------- ----------
Income before provision for income taxes........     12.2       12.2        9.9
                                                ---------- ---------- ----------
Net income......................................      7.1%       7.2%       5.8%
                                                ========== ========== ==========

Year Ended September 30, 1999 Compared to Year Ended September 30, 1998

Net Revenue. Net revenue increased $38.3 million, or 27.0%, to $179.8 million for the fiscal year ended September 30, 1999 from $141.5 million for the fiscal year ended September 30, 1998. This increase was primarily the result of an increase in net revenues of $29.3 million, or 32.8%, for the Company's Branded Franchise Group, which includes the For Dummies®, CliffsNotes™, and acquired Reference Brands, and $9.0 million, or 17.2%, for the IDGB Technology Publishing Group. Of the increase in the Branded Franchise Group, $11.8 million was from the recently acquired Reference Brands. Of the Company's net revenue for the fiscal year ended September 30, 1999, $56.8 million was attributable to sales of titles (including new editions) first published during that period, as compared to $56.7 million for titles (including new editions) first published during the same period for 1998.

Cost of Sales. Cost of sales increased $18.6 million, or 25.2%, to $92.6 million for the fiscal year 1999 from $74.0 million for the fiscal year 1998. Cost of sales as a percentage of net revenue was 51.5% for 1999 and 52.3% for 1998. Product costs, including paper, printing, and binding expenses, royalty expense and inventory obsolescence expense increased as a percentage of net revenue to 33.0% for the fiscal year 1999 from 32.2% for the fiscal year 1998 as a result of a small change in product mix. Product development costs, which are relatively fixed, decreased as a percentage of net revenue to 10.7% for the fiscal year 1999 from 12.1% for the fiscal year 1998, reflecting a commensurate increase in titles for 1999 and 1998. Fulfillment and distribution expense decreased as a percentage of net revenue to 7.8% for the fiscal year 1999 from 8.0% for the fiscal year 1998 as a result of efficiencies achieved in the Company's distribution facilities.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $11.9 million, or 25.3%, to $58.9 million for the fiscal year 1999 from $47.0 million for the fiscal year 1998. Approximately 70.5% or $8.4 million of this increase was attributable to increased selling and marketing expenses, including increases as a result of the implementation of a new retail marketing incentive program and expenses for other marketing programs where costs increase as net revenues increase. A significant portion of the increase was also attributable to a $3.5 million increase in general and administrative expenses. Selling, general and administrative expenses as a percentage of net revenue decreased to 32.8% for the fiscal year 1999 from 33.2% for the prior year. The Company's sales and marketing costs as a percentage of net revenue increased to 19.9% for the fiscal year 1999 from 19.3% for the fiscal year 1998.

Depreciation and Amortization. The increase of $1.8 million was due to a larger depreciable asset base and the amortization of intangible assets.

Operating Income. Operating income increased $6.0 million, or 34.7%, to $23.1 million for the fiscal year 1999 from $17.1 million for the fiscal year 1998. Operating income increased as a percentage of net revenue to 12.8% for the fiscal year 1999 from 12.1% for the same period the prior year due to an increase in sales, and decreases in cost of sales and selling, general and administrative expense as percentages of net revenue, as described above.

Income Before Provision for Income Taxes. Income before provision for income taxes increased $4.7 million, or 27.5%, to $22.0 million for the fiscal year 1999 from $17.3 million for the fiscal year 1998. Income before provision for income taxes remained consistent as a percentage of net revenue at 12.2% for both the 1999 and 1998 fiscal years due to an increase in sales, offset by similar net increases in costs of goods sold and selling, general, and administrative expenses, which were due primarily to the production, distribution, and marketing of titles acquired during the year. In addition, interest expense for 1999 on borrowings used to fund the acquisition of the Reference Brands reduced income before provision for income taxes.

Net Income. Net income of $12.7 million for the fiscal year 1999 increased $2.5 million, or 25.1%, from net income of $10.2 million for the fiscal year 1998. This increase was primarily the result of a greater increase in sales, than the increase in costs of sales and selling, general, and administrative expenses, as described above.

Year Ended September 30, 1998 Compared to Year Ended September 30, 1997

Net Revenue. Net revenue increased $20.8 million, or 17.3%, to $141.5 million for the fiscal year ended September 30, 1998 from $120.7 million for the fiscal year ended September 30, 1997. This increase was primarily the result of an increase in net revenues of $7.6 million, or 9.3%, for the Company's Branded Franchise Group which includes the For Dummies® brand and $13.2 million, or 33.8%, for the IDGB Technology Publishing Group. Of the Company's net revenue for the fiscal year ended September 30, 1998, $56.7 million was attributable to sales of titles (including new editions) first published during that period, as compared to $55.0 million for titles (including new editions) first published during the same period for 1997.

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

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $3.0 million, or 6.8%, to $47.0 million for the fiscal year 1998 from $44.0 million for the fiscal year 1997. Approximately 86.7% or $2.6 million of this increase was attributable to increased selling and marketing expenses including increases as a result of the implementation of a new retail marketing incentive program and expenses for other marketing programs where costs increase as net revenues increase. Selling, general, and administrative expenses decreased as a percentage of net revenue to 33.2% for the fiscal year 1998 from 36.5% for the fiscal year 1997. General and administrative expenses remained comparable from 1998 to 1997. The Company's selling and marketing costs as a percentage of net revenue decreased to 19.3% for the fiscal year 1998 from 20.5% for the fiscal year 1997.

Depreciation and Amortization. The increase of $1.8 million was due to a larger depreciable asset base and the amortization of intangible assets.

Operating Income. Operating income increased $5.2 million, or 43.6%, to $17.1 million for the fiscal year 1998 from $11.9 million for the fiscal year 1997. Operating income increased as a percentage of net revenue to 12.1% for the fiscal year 1998 from 9.9% for the same period the prior year due to an increase in sales in addition to a decrease selling, general, and administrative expense as a percentage of net revenue, as described above.

Income before provision for income taxes. Income before provision for income taxes increased $5.4 million, or 44.8%, to $17.3 million for the fiscal year 1998 from $11.9 million for the fiscal year 1997. Income before provision for income taxes increased as a percentage of net revenue to 12.2% for the fiscal year 1998 from 9.9% for the same period the prior year due to an increase in sales, and a decrease in selling, general, and administrative expense as a percentage of net revenue, as described above.

Net Income. Net income of $10.2 million for the fiscal year 1998 increased $3.2 million, or 44.7%, from net income of $7.0 million for the fiscal year 1997. This increase was primarily the result of an increase in sales, and a decrease in selling, general, and administrative expense as a percentage of net revenue, as described above.

Financial Condition, Liquidity, and Capital Resources

Prior to July 1998, the financing requirements of the Company were funded through intercompany advances from IDG, its parent, while excess cash generated by the Company was remitted to the parent. Accordingly, the Company maintained minimal cash balances. In addition, balances owed to or due from the parent were non-interest bearing and periodic settlements of the net amounts were not made. As of June 22, 1998, the parent suspended the cash sweep process allowing cash receipts and cash generated by the Company to be retained by the Company. During the Company's fiscal fourth quarter ended September 30, 1998, the advances due from parent account balance was received.

As of September 30, 1999, the Company's working capital increased $5.1 million to $37.3 million from $32.2 million at September 30, 1998. The increase in working capital at September 30, 1999 was the result of a net decrease in cash of $13.4 million due to the acquisition of Cliffs Notes, Inc., offset by an $18.8 million increase in net accounts receivable, a $20.7 million increase in net inventory, and a $4.8 million increase in other current assets and deferred tax assets. Additionally, there was a $22.0 million increase in accrued liabilities, and a $3.8 million increase in accounts payable. These changes in working capital can be attributed to the acquisition of the Reference Brands and Cliffs Notes, Inc. as well as growth in the core Company business.

The Company's net cash used for investing activities for the year ended September 30, 1999 was $105.7 million. In August 1999 the Company acquired the Reference Brands from Pearson Education, Inc. for $83.0 million. In December 1998, the Company acquired Cliffs Notes, Inc. which included $17.1 million in payments to Cliffs' shareholders, and retirement of stockholder notes, and bank debt. Capital expenditures for fiscal year 1999 were $3.8 million compared to $3.9 million for fiscal year 1998.

On July 30, 1999, the Company entered into a $110.0 million credit agreement with a group of banks. On August 2, 1999, the Company borrowed $87.0 million under the new agreement, including $83.0 million used to fund the acquisition of the Reference Brands and $4.0 million for working capital needs. The Company's prior $20.0 million working capital facility was terminated in conjunction with the closing of the new credit agreement.

The Company's net cash provided by financing activities was $82.0 million for the year ended September 30, 1999 as a result of borrowing on the Company's new credit agreement and $10.0 million for the year ended September 30, 1998, which included $44.0 million from the initial public offering and $4.3 million as a result of increases in the net amount of intercompany advances from the parent offset by a $38.4 million payment to the parent.

The Company had $2.0 million in cash invested in short-term financial instruments as of September 30, 1999. The Company believes that its remaining borrowing capacity, together with any cash generated from operations and any funds available under any future credit facilities, will be sufficient to meet the liquidity requirements of the Company for the foreseeable future. The Company's future capital requirements will depend on many factors, including, but not limited to, the levels at which the Company maintains inventory, the market acceptance of the Company's products, the levels of promotional activities and advertising required to launch the Company's products, and any future acquisitions. To the extent that the available cash, together with existing resources and future earnings, are insufficient to fund the Company's future activities, the Company may need to raise additional funds through public or private financing. No assurance can be given that any such additional funding will be available or that, if available, can be obtained on terms favorable to the Company.

Recently Issued Accounting Pronouncements

See Note 2 of Notes to Consolidated Financial Statements, for a discussion of the impact of new accounting pronouncements.

Factors Affecting Future Operating Results

Dependence on Microsoft Products and Competition with Microsoft Press. Sales of books devoted to the use of software products sold by Microsoft Corporation ("Microsoft"), including its Windows operating system, accounted for approximately 37% of the Company's net revenue in fiscal year 1999. As a result, future financial results will depend in part on continued consumer demand for Microsoft products. A decline in the use of Microsoft products would likely result in decreased demand for the Company's books and could adversely affect future financial results.

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

Dependence on For Dummies® Publications. The Company derives a material portion of its net revenue from the sale of the For Dummies® brand of books. In addition, the Company has devoted substantial resources to the publication of these books and the development of the For Dummies® brand name. As a result, any change in reader preferences leading to a decline in demand for the For Dummies® books would likely have a material adverse effect on future financial results.

Risks of New Product Introductions. Generally, as a particular book gets older, the Company sells fewer copies of that book. Consequently, the Company's future success depends on its ability to identify trends in the technology, business, and self- help markets and to offer new titles, as well as other products and services, that address the changing needs of the target audiences. To establish market acceptance of a new publication, the Company must dedicate significant resources to research and editorial development, production, and sales and marketing. The Company incurs significant costs in developing, publishing, and selling a new book, which often significantly precede meaningful revenues from its sale. Consequently, new publications can require significant time and investment to achieve profitability. Investors should note, however, that there can be no assurance that the Company's efforts to introduce new publications or other products or services will be successful or profitable.

The Company records as an expense the costs related to the development of new publications and products, other than author advances, as products are introduced. As a result, the Company's profitability from quarter to quarter and from year to year may be adversely affected by the number and timing of new publications and product launches in any period and the level of acceptance gained by such publications and products.

Risks Associated with Fluctuations in Paper Costs. Paper is the principal raw material used in the Company's business. The Company generally purchases paper from merchants representing the paper mills. The Company does not have long-term paper supply contracts with these paper merchants. The arrangements with merchants are negotiated each year and provide for quarterly price adjustments. Paper prices have been volatile over the past several years and are affected by many factors, including demand, mill capacity, pulp supply, energy costs, and general economic conditions. Consequently, the Company's cost of paper, relative to our net revenue, can vary from period to period. In the past, paper has also been difficult to obtain due to industry- wide shortages. Significant paper price increases, sustained over a period of time, could adversely affect the Company's future financial condition or operating results.

Fluctuations in Quarterly Results and Cyclicality of Revenue. The Company's operating expenses, which include product development costs and selling, general, and administrative expenses, are relatively fixed in the short term and are based on our long term revenue expectations. If the Company sells fewer books or otherwise has lower revenue than expected, the Company may not be able to quickly reduce its spending. Any shortfall in the Company's revenue would have a direct impact on its results of operations, and fluctuations in quarterly results could affect the market price of its common stock in a manner unrelated to the Company's long-term operating performance. The Company typically sells more books during the first and second quarters of its September fiscal year because of increased sales during the Christmas season. In addition, the Company typically sells more books in quarters in which software manufacturers release new or updated versions of popular software products. Because a substantial portion of the Company's selling, general, and administrative expenses are incurred evenly throughout the year, the Company generally experiences relatively lower net profit during quarters not impacted by increases in net revenue due to seasonal or other factors discussed above.

In addition, the Company typically publishes books relating to new trends and technologies. Accordingly, if general economic conditions worsen, people may defer spending on these new trends and technologies, which could reduce the number of books sold.

Risks Associated with Product Distribution Channels; Risk of Product Returns. The Company sells its books primarily to large retail chains, large wholesalers, warehouse clubs, office superstores, and computer and electronics superstores. In fiscal year 1999, the Company's three largest customers, Barnes & Noble, Inc., Borders, Inc., and Ingram Book Company accounted for approximately 15%, 13%, and 10% of net revenue, respectively. The Company's future financial results depend in large part on its relationships with its customers. Any disruption in relationships with its customers could adversely affect financial performance.

The Company's sales policy generally permits book customers to return any unsold or damaged books for full credit. The Company records as revenue all books sold to its customers in a particular quarter and, at the same time, records a provision for estimated returns. During fiscal year 1999, the Company recorded a provision for returns of approximately 22% of its gross sales. If, during any period, customers return more books than previously estimated, the Company's financial results in that period would be adversely affected.

Competition. The Company faces competition directly from other book publishers and indirectly from non-print media. Competition in book publishing stems mainly from editorial quality, timely introduction of new titles, product positioning, pricing, and brand name recognition. In addition to the Company, Pearson Education, Inc., Microsoft Press, and McGraw-Hill all have a strong market presence in the United States and internationally in technology publishing. The principal competitors for the Company's business and self-help titles include Random House, Simon & Schuster, and HarperCollins. Each of these competitors has substantially greater financial resources than the Company.

Non-print media, such as the Internet and CD-ROMs, may also present substantial competition. If computer users increase their reliance on instruction and other information disseminated on-line, the Company's business could be adversely affected.

Control by IDG (Parent); Potential Conflicts of Interests; Benefits to IDG. The parent owns all of the shares of the Class B common stock, each share of which is entitled to ten votes per share on most stockholder actions, and has approximately 77% of the combined voting power of both classes of common stock as of September 30, 1999. The remaining holders of the shares of Class A common stock are entitled to one vote per share and have approximately 23% of the combined voting power. The parent has two representatives on the Company's Board of Directors and has enough votes to elect all members of the Board of Directors. As a result of its stock ownership, the parent is in a position, without the approval of the Company's public stockholders, to amend the Company's charter or approve a merger, sale of assets, or other major corporate transaction; defeat any non-negotiated takeover attempt that might otherwise benefit the public stockholders; determine the amount and timing of dividends paid to itself and to the Company's public stockholders; and otherwise control the Company's management and operations and the outcome of all matters submitted for a stockholder vote that could conflict with the interests of its public stockholders.

Dependence on Key Personnel. The Company relies, and will continue to rely, on its senior executive officers and other key management personnel. Recently, the Company's President, Steven Berkowitz, resigned. The Company is searching for a successor and the Company's CEO, John Kilcullen, and its Executive Vice President of Operations, John Ball, will assume Mr. Berkowitz's responsibilities on an interim basis. The Company believes that its operations will not be significantly impacted by this resignation. If any additional senior executives or key management leave the Company, the relationships that these people have with the Company's authors, customers, manufacturers, or investors could be lost, and the Company would need to find people who could develop new relationships. In addition, the Company expects that it will need to hire additional employees, including key management positions for Internet business development. The competition for employees at all levels of the book publishing and Internet industries is intense and is increasing. In our Northern California operations, in particular, the Company has experienced increased turnover of employees and is experiencing difficulty in attracting new employees. If the Company does not succeed in attracting new employees or retaining and motivating current employees, the Company's business could suffer significantly.

Transition to New Distribution Service. The Company outsources distribution and fulfillment functions to retail and wholesale customers through two vendors. The contracts with these vendors expire in December 1999. One of these vendors accounted for approximately 60% of our distribution and order fulfillment costs in each of fiscal years 1999, 1998, and 1997. As of September 1999, the Company has commenced operation in a new single source facility in Virginia, and started the transition process from the other distribution facilities to this one. In addition, beginning in January 2000, the Company will begin transitioning the distribution and fulfillment operations of the acquired Reference Brands to its new facility. Any difficulties in transitioning to the new distribution vendor could adversely impact day-to-day operating performance and future financial results.

Risks Associated with Acquisitions. As part of the Company's growth strategy, it may buy or make significant investments in, complementary companies, publications or products. The Company has completed the acquisition of Cliffs Notes, Inc. and recently completed the acquisition of the Reference Brands. These acquisitions, as well as any future acquisition, will be accompanied by the risks commonly encountered in making acquisitions of products, companies, and technologies.

For example, it could have difficulty assimilating the personnel and operations of the acquired company. This could cause a disruption of its ongoing business, distraction of management and other resources, and difficulty in maintaining uniform standards, controls, and procedures. There can be no assurance that the Company would succeed in overcoming these risks or any other problems encountered in connection with any acquisitions it may make. In addition, the Company may be required to incur additional debt or issue equity to pay for any future acquisitions

Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in 2000, these date code fields will need to accept four- digit entries in order to distinguish 21st century dates from 20th century dates. As a result, the computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements by the end of 1999. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance issues.

The Company has completed the review of its computer systems to determine the extent and impact of Year 2000 issues. The Company uses a number of computer software programs and operating systems, including applications for its internal electronic communications network and for various administrative and billing functions. Many of the Company's systems are new and were designed to accommodate the Year 2000 issue when originally installed. The Company has completed testing of its systems for compliance, and believes it has implemented the necessary changes. The Company believes it has completed corrective measures to its mission-critical systems. The Company has assessed the scope of its risks related to problems its computer systems may have related to the Year 2000 issue and believes such risks are not material. This conclusion is partly based on statements provided by the manufacturers of hardware and software used by the Company. The Company is not in a position to confirm or deny the claims of the manufacturers' products in use. The estimated costs to modify or replace these applications were included in the Company's cost for its new computer systems and infrastructure upgrades, and accordingly, are not considered to be incremental costs. The Company currently does not have a contingency plan in the event that the remedial efforts it has completed fail to make its systems Year 2000 compliant. There can be no assurances that the Company will not experience adverse consequences as a result of the Year 2000 issue.

The Company is continuing to communicate with its customers, suppliers, and business partners in an effort to assess how they intend to resolve their Year 2000 issues. The Company, at this time, is not able to form an opinion as to whether its customers or suppliers will be able to resolve their Year 2000 issues in a satisfactory and timely manner, or on the magnitude of the adverse impact it would have on the Company's operations if they fail to do so. No assurance can be given that all of these third party systems will be Year 2000 compliant. Any failure of the Company's customers, suppliers, or business partners to satisfactorily address their Year 2000 problems could have a material adverse effect on the Company's business, financial condition, and results of operations.

Financial Market Risks

The Company is exposed to certain levels of market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company enters into foreign currency forward contracts to manage and reduce the impact of changes in foreign currency exchange rates. In January 1999, the Company initiated hedging activities to mitigate the impact of changes in foreign exchange rates on its foreign subsidiaries accounts receivable and intercompany balances.. The Company is using foreign currency forward exchange contracts as a vehicle for hedging these balances. A foreign currency forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates and to make or receive an equivalent U.S. dollar payment equal to the value of such exchange. For these contracts that are designated and effective as hedges, realized and unrealized gains and losses resulting from changes in the spot exchange rate (including those from open, matured and terminated contracts) are included in other income and net discounts or premiums (the difference between the spot exchange rate and the forward exchange rate at inception of the contract) are also accreted or amortized to other income, over the life of each contract, using the straight-line method. These gains and losses offset the gains and losses on the accounts receivable and intercompany balances, which are also included in other income. The related amounts due to or from counterparties are included in other assets or other liabilities. In general, these foreign currency forward exchange contracts mature in three months or less. The estimated fair value of the contracts are immaterial due to their short-term nature.

At September 30, 1999, substantially all the Company's cash equivalents were invested in overnight repurchase agreements. If market rates were to increase immediately by 10% from levels at September 30, 1999, the fair value of this investment portfolio would decline by an immaterial amount. The Company also receives certain payments from foreign distributors and licensees (principally in Canada and Europe) which are calculated based on foreign currency exchanges rates. The Company believes that a hypothetical 10% appreciation from September 30, 1999 in the U.S. dollar relative to such currencies would not have a material effect on net income or cash flows.

Financial Statements and Notes to Financial Statements

IDG BOOKS WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

                                     ASSETS
                                                                September 30,
                                                             -------------------
                                                               1999      1998
Current Assets:
     Cash....................................................  $2,084   $15,466
     Accounts receivable - net...............................  46,294    27,477
     Inventory - net.........................................  31,024    10,367
     Receivable from parent..................................      --     1,514
     Other current assets....................................   4,092       903
     Deferred tax assets.....................................  21,334    18,144
                                                             --------- ---------
             Total current assets............................ 104,828    73,871
Royalty advances - net.......................................  12,110     5,195
Property and equipment - net.................................   6,032     5,605
Intangible assets - net .....................................  85,271     3,583
Other assets ................................................   3,280        --
                                                             --------- ---------
             TOTAL...........................................$211,521   $88,254
                                                             ========= =========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable........................................  $9,666    $5,885
     Accrued liabilities.....................................  57,815    35,779
                                                             --------- ---------
             Total current liabilities.......................  67,481    41,664

Long-term debt...............................................  82,000        --
                                                             --------- ---------
             Total liabilities............................... 149,481    41,664

Minority interest............................................      95        --

Commitments and contingencies (see note 14)

Stockholders' Equity:
     Preferred stock, $.001 par value; authorized:
        5,000,000 shares; issued and outstanding: 0 shares...      --        --
     Common stock, $.001 par value; authorized:  25,000,000
        Class A shares and 400,000 Class B shares; issued
        and outstanding:
        14,278,825 and 14,080,000 Class A, and 200,000 and
        200,000 Class B shares in 1999 and 1988,
        respectively.........................................      14        14
     Additional paid-in-capital..............................  46,637    44,029
     Retained earnings.......................................  15,284     2,547
     Accumulated other comprehensive income..................      10        --
                                                             --------- ---------
             Total stockholders' equity......................  61,945    46,590
                                                             --------- ---------
             TOTAL...........................................$211,521   $88,254
                                                             ========= =========

See notes to consolidated financial statements

IDG BOOKS WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

                                                      Years Ended September 30,
                                                --------------------------------
                                                   1999       1998       1997
                                                ---------- ---------- ----------
Revenue:
     Net sales.................................  $172,181   $136,650   $116,488
     Licensing revenues and other..............     7,595      4,875      4,200
                                                ---------- ---------- ----------
       Net revenue.............................   179,776    141,525    120,688
                                                ---------- ---------- ----------

Operating costs and expenses:
     Cost of sales.............................    92,589     73,952     63,064
     Selling, general and administrative.......    58,919     47,037     44,038
     Depreciation and amortization.............     5,209      3,415      1,663
                                                ---------- ---------- ----------
           Total operating costs and expenses..   156,717    124,404    108,765
                                                ---------- ---------- ----------
Operating income...............................    23,059     17,121     11,923
Interest expense (income), net ................     1,050       (139)        --
                                                ---------- ---------- ----------
Income before provision for income taxes.......    22,009     17,260     11,923
Provision for income taxes.....................     9,272      7,077      4,888
                                                ---------- ---------- ----------
Net income.....................................   $12,737    $10,183     $7,035
                                                ========== ========== ==========
Net Income per Share:
     Basic.....................................     $0.88      $0.88      $0.63
                                                ========== ========== ==========
     Diluted...................................     $0.86      $0.87      $0.63
                                                ========== ========== ==========
Pro Forma Net Income per Share (Note 2):
     Basic and Diluted.........................     $  --      $0.73      $0.51
                                                ========== ========== ==========
Shares Used in per Share Calculations:
     Basic net income..........................    14,395     11,633     11,100
                                                ========== ========== ==========
     Diluted net income........................    14,823     11,701     11,100
                                                ========== ========== ==========
Shares Used in Pro Forma per Share
  Calculations (Note 2):
     Pro forma basic net income................        --     13,941     13,873
                                                ========== ========== ==========
     Pro forma diluted net income..............        --     14,009     13,873
                                                ========== ========== ==========

See notes to consolidated financial statements

IDG BOOKS WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

                                                                   Accumulated
                                                                      other     Advances
                               Common Stock    Additional           Comprehen-     Due
                             -----------------  Paid-in  Retained      sive     To (From)
                              Shares   Amount   Capital  Earnings     Income     Parent     Total
                             -------- -------- --------- --------- ------------ --------- ---------
Balance, September 30, 1996.  11,100      $11     $  --   $23,729      $   --       $251   $23,991
   Net income...............     --       --         --     7,035          --         --     7,035
   Changes in advances due
    to (from) parent........     --       --         --       --           --     (4,583)   (4,583)
                             -------- -------- --------- --------- ------------ --------- ---------
Balance, September 30, 1997.  11,100       11        --    30,764          --     (4,332)   26,443
   Net income...............     --       --         --    10,183          --         --    10,183
   Proceeds from sale of
     common stock, net of
     offering costs.........   3,180        3    44,029       --           --         --    44,032
   Dividend to parent.......     --       --         --   (38,400)         --         --   (38,400)
   Changes in advances due
    to (from) parent........     --       --         --       --           --      4,332     4,332
                             -------- -------- --------- --------- ------------ --------- ---------
Balance, September 30, 1998.  14,280       14    44,029     2,547          --         --    46,590
   Net income...............     --       --         --    12,737          --         --    12,737
   Translation adjustment...     --       --         --       --            10        --        10
                                                                                          ---------
   Comprehensive income.....     --       --         --       --           --         --    12,747
                                                                                          ---------
   Issuance of stock
     under ESOP.............      98      --      1,513       --           --         --     1,513
   Proceeds from ESPP
     purchases..............      71      --        743       --           --         --       743
   Proceeds from option
     exercises..............      30      --        352       --           --         --       352
                             -------- -------- --------- --------- ------------ --------- ---------
Balance, September 30, 1999.  14,479      $14   $46,637   $15,284          $10      $ --   $61,945
                             ======== ======== ========= ========= ============ ========= =========

See notes to consolidated financial statements

IDG BOOKS WORLDWIDE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                    Years Ended September 30,
                                                  -----------------------------
                                                    1999      1998      1997
                                                  --------- --------- ---------
Cash Flows from Operating Activities:
  Net income...................................... $12,737   $10,183    $7,035
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Depreciation and amortization...............    5,209     3,415     1,663
     Deferred income taxes.......................   (1,346)   (3,284)   (4,000)
     Changes in operating assets and liabilities:
        Accounts receivable....................... (18,597)   (1,866)   (5,646)
        Receivable from parent....................   1,514    (1,514)       --
        Inventory.................................  (4,700)   (1,940)   (1,808)
        Royalty advances..........................  (2,774)   (1,717)     (939)
        Other current assets......................  (1,779)     (897)      440
        Accounts payable..........................   3,369     1,381       475
        Accrued liabilities.......................  16,703     9,052    10,600
                                                  --------- --------- ---------
          Net cash provided by operating
            activities............................  10,336    12,813     7,820
                                                  --------- --------- ---------
Cash Flows from Investing Activities:
  Capital expenditures............................  (3,754)   (3,946)   (3,246)
  Other investments...............................  (1,856)       --        --
  Acquisitions, net of cash acquired..............(100,118)   (3,439)       --
                                                  --------- --------- ---------
          Net cash used by investing activities...(105,728)   (7,385)   (3,246)
                                                  --------- --------- ---------
Cash Flows from Financing Activities:
  Proceeds from initial public offering...........      --    44,032        --
  Payment of note to parent.......................      --   (38,400)       --
  Payment of Cliffs Notes, Inc. line of credit....    (342)       --        --
  Proceeds from exercises of stock options........     352        --        --
  Net proceeds from credit facility...............  82,000        --        --
  Advances due to (from) parent -- net change.....      --     4,332    (4,583)
                                                  --------- --------- ---------
          Net cash provided (used) by financing
            activities............................  82,010     9,964    (4,583)
                                                  --------- --------- ---------
Increase (decrease) in cash and equivalents....... (13,382)   15,392        (9)
Cash and equivalents, beginning of year...........  15,466        74        83
                                                  --------- --------- ---------
Cash and equivalents, end of year.................  $2,084   $15,466       $74
                                                  ========= ========= =========

Supplemental cash flow information:

  Cash paid for taxes.............................  $9,969   $11,027    $8,739
                                                  ========= ========= =========

  Cash paid for interest..........................    $367     $  --     $  --
                                                  ========= ========= =========

Non-cash investing and financing activities:
   Acquisitions (Note 3):
       Tangible assets............................ $23,747    $1,400
       Intangible assets..........................  82,899     4,000
       Less cash paid.............................(100,118)   (3,439)
                                                  --------- ---------
       Liabilities assumed........................  $6,528    $1,961
                                                  ========= =========

   Common stock issued to ESOP....................  $1,513
                                                  =========

   Payroll withheld to fund ESPP purchase.........    $743
                                                  =========

See notes to consolidated financial statements

IDG BOOKS WORLDWIDE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Organization and Description of Business

IDG Books Worldwide, Inc., a Massachusetts company, ("the Company"), was founded in 1990 as a wholly-owned subsidiary (through intermediate companies) of International Data Group, Inc. ("parent"). On March 24, 1998, the Company was reincorporated in Delaware. On July 31, 1998, the Company consummated its initial public offering (the "Offering") of 3,180,000 shares of Class A common stock at an offering price of $15.50 per share. After deducting expenses, the net proceeds to the Company from the Offering were $44,032,000. The Company used $38,400,000 of the net proceeds of the Offering to repay indebtedness owed to the parent.

The Company is a leading global knowledge company featuring a diverse portfolio of technology, consumer, and general how-to book brands, computer-based learning tools, Web sites and Internet e-services. The Company publishes and markets under well-known brand names, including For Dummies®, 3-D Visual®, Bible, CliffsNotes™, Frommer's®, Betty Crocker's®, Weight Watchers® and Webster's New World™.

Basis of Presentation and Transactions with Parent

Prior to January 1, 1998, the Company depended on the Parent for corporate administrative functions, as well as for strategic marketing and brand-building, financing, cash management, tax and payroll administration, property/casualty insurance, employee benefits administration, and certain other services. The fees for these services have been charged to the Company, and reflected in the accompanying financial statements, through a parent corporate services fee based on a percentage of budgeted net sales, plus a fixed charge consistent with the method that the parent charges its other controlled subsidiaries. Effective January 1998, the Company assumed responsibility for certain corporate administrative functions, as well as for the Company's strategic marketing and brand-building, the costs for which had constituted a significant portion of the parent corporate services fee. Accordingly, effective January 1998, the parent corporate services fee decreased to approximately $150,000 per quarter. In the opinion of management, the parent corporate services fees included in the accompanying financial statements reflect a reasonable amount for the services received; however, such amounts were not established on an arm's-length basis and may not be the same as would have been incurred had the Company operated independent of its Parent. Nevertheless, management does not believe the Company would have incurred materially different operating expenses as an independent company. The parent corporate services fee was $0.5 million in Fiscal 1999, $1.5 million in fiscal 1998, and $3.7 million in fiscal 1997.

Principles of Consolidation

The consolidated financial statements include the accounts of IDG Books Worldwide, Inc. and its majority controlled subsidiaries (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated.

Reclassifications

Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the fiscal year 1999 presentation.

2. Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on the last Saturday of each September. Fiscal years 1999, 1998, and 1997 ended on September 25, 1999, September 26, 1998, and September 27, 1997, respectively, and consisted of 52 weeks. For convenience, fiscal year-ends are denoted in the accompanying financial statements as September 30.

Revenue Recognition

Sales are recorded upon shipment of products, net of provisions for estimated returns and allowances, which are estimated based on historical experience by type of book. For the years ended September 30, 1999, 1998, and 1997, the provision for returns and allowances represented approximately 22%, 22%, and 21% of gross sales for the respective period. The accompanying income statements do not reflect any material adjustments for actual returns and allowances as compared to amounts estimated in prior periods. Revenue from the licensing of titles, editorial content, and design are recognized when received.

Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers consist principally of retail chain booksellers, wholesale distributors, office superstores, membership clubs, and computer/electronic superstores located primarily in the United States and Canada. Certain customers account for over 10% of sales (Note 12). The Company performs ongoing credit evaluations of its customers and maintains allowances for estimated probable credit losses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The primary estimates underlying the Company's financial statements include allowances for sales returns, doubtful accounts, inventory obsolescence, reserves for royalty advances, and recoverability of deferred tax assets. Actual results could differ from those estimates.

Cash and Equivalents

The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Royalty Advances

Royalty advances are recorded as cash is advanced to authors and are expensed as earned by authors or reserved when future recovery appears doubtful. Royalty advances are reported net of reserves of $4,062,000 and $3,262,000 at September 30, 1999 and 1998, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the remaining useful life of the related assets. The Company capitalizes internal-use software in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Such costs are amortized over a useful life of five years.

Intangible Assets

Intangible assets represent trademarked brand names, goodwill, publishing rights and other intangible assets. Amortization is provided on a straight-line method over the estimated useful lives of these assets not exceeding forty years.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long- lived assets, the Company evaluates the carrying value of its long-lived assets on an ongoing basis and recognizes an impairment when the estimated future undiscounted cash flows from operations are less than the carrying value of the related assets.

Income Taxes

The Company's taxable income has been included in the parent's consolidated tax returns for 1997 and through July 31, 1998. Subsequent to July 31, 1998, the Company is required to file its own federal returns and most state returns. The Company may still be required, or may find it advantageous, to file consolidated state returns and other returns in certain states where combined or unitary tax returns are available. The accompanying financial statements for 1997 include taxes paid which approximate the current income tax provision, as if the Company were a separate taxpayer. The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts, more likely than not, to be realized.

Net Income Per Share

Basic net income per share excludes dilution and is computed using the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (stock options) were exercised or converted into common stock. For the years ended September 30, 1999 and 1998, respectively, approximately 428,000 and 68,000 shares, reflecting the dilutive effects of outstanding stock options, were included in computing diluted net income per share. See Note 11 for discussion of stock options.

Unaudited Pro Forma Earnings Per Share

Unaudited pro forma basic net income per share amounts were calculated using common shares outstanding plus the number of shares (2,773,000), whose proceeds were used to repay a $38.4 million note payable (issued as a pre-offering dividend) at the $15.50 initial public offering price, reduced by per share offering costs. The pro forma diluted net income per share amounts also reflect the dilutive effect of outstanding stock options.

Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the estimated fair value of financial instruments. The carrying values of cash, accounts receivable, accounts payable, and long-term debt approximates their estimated fair values.

Foreign Currencies

The Company's foreign subsidiaries use their local currency as their functional currency. The assets and liabilities of the subsidiaries are translated at exchange rates in effect at the balance sheet date and income and expense accounts are translated at average exchange rates during the year. Translation adjustments are reported as a separate component of shareholders' equity.

In fiscal year 1999, the Company entered into forward foreign exchange contracts to reduce exposure to foreign currency exchange risk related to accounts receivable and intercompany transactions, which are denominated in foreign currencies. The net gains and losses from the foreign forward exchange contracts are included in net income. As of September 30, 1999, the Company had forward foreign contracts to sell $3.3 million of Canadian dollars and $1.2 million of Singapore dollars. Forward foreign contracts generally have maturities of one to three months.

Comprehensive Income

In the first quarter of fiscal year1999, the Company adopted the disclosure requirements of SFAS No. 130, Reporting Comprehensive Income, which requires that a Company report, by major components and as a single total, the change in its net assets during the period from non-owner sources. In fiscal years 1998 and 1997, comprehensive income equaled net income.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the Balance Sheet and measure these instruments at fair value. The Company is required to adopt SFAS No. 133 in fiscal year 2001. Management has not determined the impact that this standard will have on its financial position, results of operations, or cash flows.

3. Acquisitions

Reference Brands

In August 1999, the Company acquired a portfolio of book and online brands from the Macmillan General Reference Group (the Reference Brands) of Pearson Education for $83.0 million, plus $0.5 million in transaction costs. The acquisition was accounted for as a purchase business combination and, accordingly, the acquisition cost has been allocated to the fair value of the assets acquired and liabilities assumed. Of the acquisition cost, $67.2 million was allocated, on a preliminary basis, to intangible assets, including branded trademarks ($51.0 million), goodwill ($11.2 million), and publishing rights ($5.0 million). Branded trademarks and goodwill are amortized on a straight-line basis over 40 years.

Assumed liabilities include $2.0 million for the costs of a restructuring plan involving various settlements and contract terminations ($1.2 million) and estimated severance and relocation of personnel ($0.8 million). As of September 30, 1999, $0.2 million of costs had been incurred relating to severance.

The purchase price allocation is preliminary and subject to revision upon receipt of final information concerning valuation of intangible assets, working capital received at closing, and the actual costs of the restructuring plan.

In November and December 1999, the Company sold the J.K. LasserTM and Chek-chart brands, respectively, which were purchased in the above-mentioned acquisition, to unaffiliated companies. The $12.3 million consideration received will be reported as a reduction to branded trademarks in the first quarter of fiscal 2000, with no gain or loss resulting from the sale.

Cliffs Notes

In December 1998, the Company purchased Cliffs Notes, Inc., a privately held publisher of popular study guides. The acquisition price included approximately $17.1 million in payments to Cliffs' shareholders, retirement of shareholder notes and bank debt, plus $0.5 million in transaction costs. The acquisition was accounted for as a purchase business combination and, accordingly, the acquisition cost has been allocated to the fair value of the assets acquired and liabilities assumed. Assumed liabilities included $1.8 million for the cost of a restructuring plan to relocate certain employees of Cliffs Notes, Inc. and terminate certain facility leases and other business contracts. Of the acquisition cost, $15.4 million was allocated, on a preliminary basis, to goodwill, with a forty year estimated useful life.

In the fourth quarter of fiscal year 1999, the Company reclassified $15.0 million of the purchase price from goodwill to branded trademarks which will continue to be amortized on a straight-line basis over 40 years. In addition, the Company reduced the purchase cost by $0.4 million to reflect a favorable budget variance in the cost of the restructuring plan. The remaining item to be finalized is the working capital adjustment, which is expected to be resolved with the seller during the first quarter of fiscal year 2000.

The operating results of the Reference Brands and Cliffs Notes, Inc. businesses have been included in the accompanying consolidated financial statements from the respective dates of acquisition. The unaudited pro forma results below assume the acquisitions occurred at the beginning of fiscal 1998 (in thousands, except per share amounts).

                                               September 30,
                                           ---------------------
                                              1999       1998
                                           ---------- ----------
Revenue ...............................     $238,453   $222,134
Net income.............................        8,456      3,848
Diluted net income per share...........        $0.57      $0.33

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. This unaudited pro forma information is not necessarily indicative of the results that the Company would have achieved if the Reference Brands and Cliffs Notes, Inc. acquisitions had taken place on October 1, 1997.

Also in December 1998, the Company made a $1.8 million investment to acquire a 49% interest in a Canadian publisher, CDG Books Canada, Inc., a newly formed company with Macmillan Canada (a division of Canada Publishing Company). The Company's investment is accounted for using the equity method. The Company's equity in operating results for the fiscal year 1999 was insignificant.

4. Accounts Receivable

Accounts receivable consisted of the following (in thousands):

                                               September 30,
                                           ---------------------
                                              1999       1998
                                           ---------- ----------
Accounts receivable....................      $83,300    $53,922
Allowance for doubtful accounts........       (5,010)    (4,555)
Allowance for sales returns............      (31,996)   (21,890)
                                           ---------- ----------
       Accounts receivable -- net......      $46,294    $27,477
                                           ========== ==========

5. Inventories

Inventories consisted of the following (in thousands):

                                               September 30,
                                           ---------------------
                                              1999       1998
                                           ---------- ----------
Books (finished goods).................      $40,167    $22,185
Paper..................................        5,364      2,560
                                           ---------- ----------
        Total inventory................       45,531     24,745
Reserve for obsolescence...............      (14,507)   (14,378)
                                           ---------- ----------
        Inventory -- net...............      $31,024    $10,367
                                           ========== ==========

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

                                               September 30,
                                           ---------------------
                                              1999       1998
                                           ---------- ----------
Computers and equipment................       $8,854     $6,762
Furniture and fixtures.................        1,272      1,343
Leasehold improvements.................        2,572      2,368
Internal-use software..................        3,858      1,824
                                           ---------- ----------
        Total..........................       16,556     12,297
Less accumulated depreciation
  and amortization.....................      (10,524)    (6,692)
                                           ---------- ----------
        Property and equipment - net...       $6,032     $5,605
                                           ========== ==========

7. Intangible Assets

Intangible assets consisted of the following (in thousands):

                                               September 30,
                                           ---------------------
                                              1999       1998
                                           ---------- ----------
Branded trademarks.....................      $70,000     $4,000
Goodwill...............................       11,199         --
Publishing rights......................        5,000         --
Other intangibles......................          700         --
                                           ---------- ----------
        Total..........................       86,899      4,000
Less accumulated amortization..........       (1,628)      (417)
                                           ---------- ----------
        Intangible assets -- net.......      $85,271     $3,583
                                           ========== ==========

8. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

                                               September 30,
                                           ---------------------
                                              1999       1998
                                           ---------- ----------
Accrued royalties.......................     $16,276    $11,545
Accrued promotions......................      14,068      9,923
Accrued compensation and benefits.......       8,689      9,315
Accrued inventory and fulfillment.......       8,086         --
Other accrued liabilities...............       8,259      4,996
Accrued acquisition restructuring costs.       2,437         --
                                           ---------- ----------
        Accrued liabilities.............     $57,815    $35,779
                                           ========== ==========

9. Long-Term Debt

The majority of the Company's debt is funded under a new $110.0 million syndicated revolving credit facility dated July 1999. The facility includes a $70.0 million term loan commitment and a $40.0 million revolving commitment. The term loan facility requires quarterly principal payments beginning December 2000 and continuing through July 2005 (credit facility maturity date). The revolving commitment does not require payment until the credit facility maturity date. The Company's syndicated borrowings under the agreement at September 30, 1999 totaled $82.0 million, which included $70.0 million of the term loan commitment and $12.0 million of the revolving commitment.

Interest on the Company's borrowings is payable at a margin of between 0.875% and 1.625% over US dollar London Interbank Offered Rate ("LIBOR") and 0% to 0.375% over US Prime Rate, depending on the nature of the borrowing and the financial condition of the Company.

Borrowings are secured by all material tangible and intangible domestic assets now owned or hereafter acquired, and are governed by certain financial covenants based on the results and financial position of the Company. As of September 30, 1999, the Company was in compliance with all such covenants.

Scheduled maturities of the credit facility as of September 30, 1999 are as follows: fiscal 2000: $ 0 ; fiscal 2001: $8 million; fiscal 2002: $12 million; fiscal 2003: $14 million; fiscal 2004: $16 million; and, fiscal 2005: $32 million.

The $20.0 million line of credit available to the Company at September 30, 1998, was paid in full and terminated, in conjunction with the commencement of the revolving credit facility.

10. Income Taxes

The provision for federal, state, and foreign taxes consisted of the following for the years ended

September 30 (in thousands):

                                              1999       1998       1997
                                           ---------- ---------- ----------
Current:
  Federal .............................       $8,537     $8,150     $7,200
  State ...............................        1,873      2,003      1,539
  Foreign .............................          208        208        149
                                           ---------- ---------- ----------
Total current .........................       10,618     10,361      8,888
                                           ---------- ---------- ----------
Deferred:
  Federal .............................         (915)    (2,508)    (3,227)
  State ...............................         (281)      (776)      (773)
  Foreign .............................         (150)        --         --
                                           ---------- ---------- ----------
Total deferred ........................       (1,346)    (3,284)    (4,000)
                                           ---------- ---------- ----------
        Total .........................       $9,272     $7,077     $4,888
                                           ========== ========== ==========

Federal and state income tax expense was allocated to the Company by the parent through the advances due to (from) parent account for 1997 and through July 1998. During the remainder of 1998 and all of 1999, these tax expenses were recorded by the Company through its accrued liabilities account.

Deferred tax assets consisted of the following at September 30 (in thousands):

                                              1999       1998
                                           ---------- ----------
Reserve for returns .....................    $11,177     $8,134
Reserve for obsolescence.................      4,116      5,628
Loss accruals............................      3,294      2,802
Uniform capitalization...................      1,223        855
Other....................................      1,374        725
Foreign .................................        150         --
                                           ---------- ----------
Deferred tax assets......................    $21,334    $18,144
                                           ========== ==========

The differences between the effective income tax rate and the statutory federal tax rate were as follows for the years ended September 30:

                                              1999       1998       1997
                                           ---------- ---------- ----------
Statutory federal tax rate ..............       35.0%      35.0%      35.0%
State taxes, net of federal tax benefit .        4.4%       4.6%       4.2%
Other ...................................        2.7%       1.4%       1.8%
                                           ---------- ---------- ----------
Effective tax rate ......................       42.1%      41.0%      41.0%
                                           ========== ========== ==========

11. Stockholders' Equity

Common Stock

The Company is authorized to issue 25,400,000 shares of $.001 par value common stock, consisting of 25,000,000 shares of Class A common stock and 400,000 shares of Class B common stock.

Each outstanding share of Class A common stock is entitled to one vote and each outstanding share of Class B common stock is entitled to ten votes. Holders of Class A common stock and Class B common stock are entitled to receive dividends at the same rate and in such amounts as the Board of Directors may from time to time determine. Class A common stock is not convertible. Class B common stock is convertible at any time into Class A common stock on a share-for-share basis and will automatically convert upon the transfer by the holder thereof. The parent owns all Class B shares and has approximately 77% of the combined voting power of both classes of common stock as of September 30, 1999.

Stock Option Plan

In 1998, the Company's Board of Directors approved the 1998 Stock Option Plan (the"Plan") under which 2,850,000 shares of common stock are reserved for issuance to employees, consultants, and directors. Under the plan, both incentive and nonstatutory stock options may be granted to purchase common stock at not less than the fair market value of the common stock at the date of grant. Options generally vest over four years and expire ten years after date of grant. During 1999, the Company granted options to purchase 714,800 shares of Class A common stock at exercise prices between $9.125 and $22.000 per share. As of September 30, 1999, options to purchase 1,939,675 shares of Class A common stock at a weighted average exercise price of $12.98 were outstanding and options to purchase 880,731 shares were available for future grants.

                                                           Weighted
                                                            Average
                                                           Exercise
                                                Shares       Price
                                              ----------- -----------
Balance, September 30, 1997................            0       $0.00
        Granted (weighted average
          fair value of $9.27).............    1,550,400       12.00
        Exercised..........................            0        0.00
        Cancelled..........................      (72,600)      11.88
                                              -----------
Balance, September 30, 1998................    1,477,800       12.00
        Granted (weighted average
          fair value of $12.48)............      714,800       14.79
        Exercised..........................      (29,594)      11.88
        Cancelled..........................     (223,331)      12.40
                                              -----------
Balance, September 30, 1999................    1,939,675      $12.98
                                              =========== ===========

Additional information regarding options as of September 30, 1999 is as follows:

                           Options Outstanding         Options Exercisable
                    --------------------------------- ---------------------
                                 Weighted
                                  Average
                                 Remaining  Weighted              Weighted
                                Contractual  Average               Average
    Range of          Number       Life     Exercise    Number    Exercise
   Exercise Prices  Outstanding (in years)    Price   Exercisable   Price
------------------- ----------- ----------- --------- ----------- ---------
 $9.125 to  $15.00   1,594,275         6.9    $12.20     416,457    $11.87
 $15.01 to  $22.00     345,400         8.7     16.58      31,323     15.95
                    -----------                       -----------
                     1,939,675                $12.98     447,780    $12.15
                    ===========                       ===========

At September 30, 1998, 6,667 options were exercisable at a weighted average exercise price of $15.50.

Employee Stock Ownership Plan

Prior to May 6, 1998, the Company's employees participated in the parent's unleveraged ESOP ("ESOP-P"). As of May 6, 1998, the Company adopted a new ESOP ("Books ESOP"). In connection therewith, the accounts of the Company employees, and the shares of common stock of the parent attributable to such accounts, were transferred from ESOP-P to Books ESOP. Such parent common shares received by Books ESOP were tendered on May 21, 1998 to the parent in exchange for 394,251 shares of Company Class B common stock, based on an exchange ratio determined by an independent valuation firm of the relative fair value of one Company Class B common share to one parent common share. The shares of Class B common stock owned by Books ESOP were transferred to an affiliate of the parent in exchange for 394,251 shares of Class A common stock in connection with the Company's initial public offering. Effective May 6, 1998, employees of the Company participate in the Books ESOP and no longer participate in ESOP-P.

In December 1998, the Company made its first contribution to the Books ESOP, as per the authorization of the Board of Directors, in a purchase and issuance of 98,552 shares of Class A common stock. The total cost of this purchase to the Company was approximately $1,513,000.

On February 1, 1999, the Company adopted the IDG Books Worldwide, Inc. 401(k), Profit Sharing, and Employee Stock Ownership Plan (the "KSOP"). The KSOP allows eligible employees to contribute up to 8% of their compensation into the 401(k), subject to annual limits. The Company matches a portion of the employee's 401(k) contributions and may, at its discretion, make additional profit sharing or employee stock ownership contributions based upon earnings. Company contributions to the Plan were approximately $1.8 million for fiscal year 1999.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("ESPP") for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first day of the overlapping 24-month offering period or the last day of the six-month purchase period. Employees may authorize the Company to withhold up to 10% of their compensation during any six-month purchase period, subject to certain limitations. The ESPP is authorized to issue up to 400,000 shares. During fiscal year 1999, 70,679 shares were issued under the plan at a price of $10.52 per share. During fiscal year 1998, no shares were issued under the Plan.

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

                                                 1999       1998
                                              ---------- ----------

  Dividend yield..............................        0%         0%
  Volatility..................................       85%        50%
  Risk-free interest rate.....................     5.94%      5.82%
  Expected life (in years from date of grant).        7          5

The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the stock-based awards had been amortized to expense over the vesting period of the awards, net income would have been $10,992,000 ($0.74 per share) and $9,417,000 ($0.80 per share) for the years ended September 30, 1999 and 1998, respectively. However, because options vest over several years, the pro forma adjustments for the years ended September 30, 1999 and 1998 are not indicative of future period pro forma adjustments, assuming grants are made in those years, when the calculation will apply to all applicable stock options.

12. Segment, Geographic, and Major Customer Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal year 1999. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about geographic information and major customers.

The Company has two general publishing groups: Branded Franchise and IDGB Technology Publishing. The two segments share the same infrastructure and personnel, and are not managed as separate operating divisions. Management evaluates the performance of these segments at the revenue and gross profit level; the Company's reporting systems do not track or allocate operating expenses or fixed assets by segment.

The Branded Franchise Group includes brands targeted at the general consumer, including For Dummies® and CliffsNotesTM and the recently acquired Reference Brands (Note 3). The IDGB Technology Publishing Group consists of brands targeted for computer users, from beginning through advanced level users, including information technology professionals and software developers. Net revenue by segment is as follows (in thousands):

                                                 1999       1998       1997
                                              ---------- ---------- ----------

Revenue

Branded Franchise Group....................... $118,521    $89,255    $82,189
IDGB Technology Publishing Group..............   61,255     52,270     38,449
                                              ---------- ---------- ----------
    Total..................................... $179,776   $141,525   $120,638
                                              ========== ========== ==========

The gross profit for the Branded Franchise Group and IDGB Technology Publishing Group, respectively, was $57.9 million and $29.3 million in fiscal year 1999; $43.0 million and $24.6 million in fiscal year 1998; and $39.5 million and $18.1 million in fiscal year 1997.

Net revenue to unaffiliated customers by geographic region (based on the ordering location of the customer) were as follows for the years ended September 30 (in thousands):

                                                 1999       1998       1997
                                              ---------- ---------- ----------

  United States............................... $156,684   $121,015   $104,566
  Canada......................................    9,376      7,409      5,813
  Europe......................................    7,838      7,026      5,191
  Other.......................................    4,323      4,800      4,418
                                              ---------- ---------- ----------
    Total..................................... $178,221   $140,250   $119,988
                                              ========== ========== ==========

At September 30, 1999, substantially all of the Company's long-lived assets were located in the United States, and approximately $200,000 of property and equipment long-lived assets were located outside of the United States. At September 30, 1998, all of the Company's long-lived assets were located in the United States.

Net sales to individual customers representing greater than 10% of the Company's net sales were as follows for the years ended September 30 (in thousands):

                                                 1999       1998       1997
                                              ---------- ---------- ----------

  Company A...................................  $24,704    $19,306    $14,942
  Company B...................................   21,269     17,644     17,805
  Company C...................................   17,582     16,970     12,204

13. Related Party Transactions

Net revenue from affiliated customers amounted to approximately $1.6 million, $1.3 million, and $0.7 million in fiscal years 1999, 1998, and 1997, respectively. Operating expenses allocated from the parent for 1997 and for the first 10 months of

1998 consist of: (1) parent corporate services fee (Note 1); (2) parent ESOP expenses, which are based on the applicable ESOP contribution rate applied to salaries; and (3) income tax provisions (note 10), which are calculated as though the Company were a separate taxpayer. Neither party paid interest on intercompany balances, and, accordingly, no such interest income or expense has been recorded in the accompanying financial statements.

A summary of activity in the advances due to (from) parent for fiscal years 1998 and 1997 is as follows (in thousands):

                                                            1999       1998
                                                         ---------- ----------
  Balance at beginning of period.......................    ($4,332)      $251
  Parent corporate services fee........................        971      3,669
  Expense related to parent ESOP.......................         --      1,811
  Total current federal and state income tax provision.     11,027      8,739
  Cash collections less trade disbursements,
    transferred to parent..............................     (6,777)   (20,719)
  Employee benefits....................................      2,092      1,980
  Other, primarily transactions with affiliates, net...     (2,981)       (63)
                                                         ---------- ----------
  Balance at end of period.............................       $ --    ($4,332)
                                                         ========== ==========

Effective October 1, 1997, no further contributions were made to the parent's ESOP with respect to Company employees. For the years ended September 30, 1999 and 1998, the Company accrued $1.8 million and $1.7 million, respectively, for contributions to be made to the Books ESOP. In December 1998, the Company contributed 98,552 shares of Class A Common Stock to the plan.

Subsequent to the initial public offering in July 1998, the advances due to (from) parent account included the parent corporate services fee, ESOP expense, federal and state income tax provisions, employee benefits, and other transactions with affiliates and was paid by the parent based on the outstanding balance at that time. As of September 30, 1999 and 1998, these expenses were accounted for in the accrued liabilities account.

14. Commitments and Contingencies

Leases

The Company leases equipment and facilities under operating leases which expire at various dates through October 2009. Total rental expense for operating leases amounted to approximately $3,785,000, $3,154,000, and $2,212,000 in 1999, 1998, and 1997, respectively. At September 30, 1999, the aggregate minimum rental commitments under noncancelable operating leases in excess of one year were as follows (in thousands):

         Years ending September 30,
---------------------------------------------
       2000.......................................          $7,680
       2001.......................................           7,201
       2002.......................................           7,115
       2003.......................................           5,176
       2004.......................................           4,265
       Thereafter.................................          21,087
                                                         ----------
          Total...................................         $52,524
                                                         ==========

The Company is subject to various legal actions and claims which have arisen in the ordinary course of business. In the opinion of management and counsel, the ultimate resolution of such legal proceedings and claims will not have a material effect on the financial position or results of operations of the Company.

15. Quarterly Information (Unaudited)

The summarized quarterly financial data presented below for the Company's fiscal years ended September 30, 1999, 1998, and 1997 reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented (in thousands, except per share amounts).

                           Fourth     Third      Second     First
                          Quarter    Quarter    Quarter    Quarter
                         ---------- ---------- ---------- ----------
      1999
Net revenue............    $56,303    $41,482    $44,686    $37,305
Net income.............      2,375      2,631      4,551      3,180
Net income per share:
  Basic................       0.16       0.18       0.32       0.22
  Diluted..............       0.16       0.17       0.31       0.22

      1998
Net revenue............    $35,317    $34,292    $38,945    $32,971
Net income.............      1,371      1,942      4,335      2,535
Net income per share:
  Basic and diluted....       0.10       0.17       0.38       0.23
Pro forma net
 income per share:
  Basic and diluted....       0.10       0.14       0.31       0.18

      1997
Net revenue............    $32,014    $26,210    $35,788    $26,676
Net income.............        882      1,166      3,451      1,536
Net income per share:
  Basic and diluted....       0.08       0.11       0.31       0.14
Pro forma net
 income per share:
  Basic and diluted....       0.06       0.08       0.25       0.11

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

IDG Books Worldwide, Inc.:

We have audited the accompanying consolidated balance sheets of IDG Books Worldwide, Inc. and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of IDG Books Worldwide, Inc. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP San Jose, California
November 15, 1999 (December 9, 1999, as to paragraph 4 of Note 3)

Inside Back Cover

Board of Directors

John J. Kilcullen

Chairman of the Board of Directors and Chief Executive Officer

IDG Books Worldwide, Inc.

Patrick J. McGovern

Founder and Chairman of the Board

International Data Group, Inc.

Kelly P. Conlin

President and Chief Executive Officer

International Data Group, Inc.

Julius A. Hoeft

Former Chairman and Chief Executive Officer, Bantam Doubleday Dell Publishing Group, Inc.

Random House, Inc.

Axel J. Leblois

Chief Executive Officer

ExecuTrain Corporation

Executive Officers

John J. Kilcullen

Chairman of the Board of Directors and Chief Executive Officer

John P. Ball

Executive Vice President

Operations and Administration

and Secretary

Stuart Crumbaugh

Director, Securities Exchange Commission Reporting and Chief Accounting Officer

Other Key Officers

Roland Elgey

Senior Vice President

Sales and Marketing

Brenda L. McLaughlin

Senior Vice President

Internet Operations

Richard Swadley

Senior Vice President

Technology Publishing Group

Marc Mikulich

Vice President

Strategic Brand Management

Donna Vieraitis

Vice President

Human Resources

Michael Violano

Vice President

International and Subsidiary Rights

Executive Offices

IDG Books Worldwide, Inc.

919 E. Hillsdale Blvd., Suite 400

Foster City, CA 94404

USA

650-653-7000

ir@idgbooks.com

Independent Auditors

Deloitte & Touche LLP

60 South Market Street, Suite 800

San Jose, CA 95113-2303

USA

Transfer Agent & Registrar

EquiServe

Canton, MA 02021-9187

Shareholder Inquiries:

781-575-3400

Trading Information

IDG Books Worldwide, Inc. has been traded on the NASDAQ National Market under the symbol "IDGB" since July 28,1998.

Common Stock Market Price

1998

In Dollars High Low High Low

Quarter 1 $17.00 $6.75 - -

Quarter 2 $19.63 $11.75 - -

Quarter 3 $24.94 $17.13 - -

Quarter 4 $20.50 $14.75 $16.42 $10.38

Annual Meeting

The Fiscal Year 1999 Annual Meeting of Stockholders will be held on February 15, 2000. A notice of the meeting, together with the proxy statement and a form of proxy, were mailed to stockholders with this annual report.

Stock Exchange Listing

IDG Books Worldwide Common Stock is traded on the NASDAQ National Market under the symbol IDGB.

Investor Inquiries and Form 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended September 30, 1999, is available without charge upon request. Please direct shareholder inquiries to:

Investor Relations Department

IDG Books Worldwide, Inc.

919 E. Hillsdale Blvd. Suite 400

Foster City, CA 94404

USA

650-653-7000

ir@idgbooks.com

Internet Addresses

idgbooks.com

dummies.com

cliffnotes.com

frommers.com

© 1999 IDG Books Worldwide. Frommer's is a registered trademark of Arthur Frommer, used under license by IDG Books Worldwide, Inc. Burpee is a registered trademark of W. Atlee Burpee Company, used under license by IDG Books Worldwide, Inc. Weight Watchers is a registered trademark of Weight Watchers International, Inc., used under license by IDG Books Worldwide, Inc. Betty Crocker's is a registered trademark of General Mills, Inc., used under license by IDG Books Worldwide, Inc. The IDG Books Worldwide logo is a trademark under exclusive license to IDG Books Worldwide, Inc., from International Data Group, Inc. For Dummies, Dummies Man, CliffsNotes, Secrets, Teach Yourself, Studio Secrets, Ace It, Simplified, One Step at a Time, M&T Press, 3-D Visual, Teach Yourself VISUALLY, Master VISUALLY, Arco, Howell Book House, Unofficial Guide, Webster's New World, and all related marks, logos, characters, design, and trade dress are trademarks or registered trademarks of IDG Books Worldwide, Inc. All other trademarks are the property of their respective owners. ALL RIGHTS RESERVED.

Design: Landkamer Partners, San Francisco Copywriting: Wordworking, Oakland

Outside back cover

IDG Books Worldwide, Inc.

NASDAQ: IDGB

idgbooks.com

dummies.com

cliffsnotes.com

frommers.com