Form 10-K/A, Exhibit 13
period 1999-09-25
IDG BOOKS WORLDWIDE INC
filed 2000-01-13
CIK 1061763

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
                               --------- --------- --------- --------- ---------
                                      (in thousands except per share data)

Consolidated Statements
 of Income Data:
Net revenue .................. $179,776  $141,525  $120,688   $97,847   $72,523
Operating income .............   23,059    17,260    11,923    10,996    10,888
Net income ...................   12,737    10,183     7,035     6,488     6,366
Net income per share (2)
    Basic ....................    $0.88     $0.88     $0.63     $0.58     $0.57
    Diluted ..................    $0.86     $0.87     $0.63     $0.58     $0.57
Weighted average common
 shares outstanding (2)
    Basic ....................   14,395    11,633    11,100    11,100    11,100
    Diluted ..................   14,823    11,701    11,100    11,100    11,100
Pro forma basic and diluted
 net income per share(3) .....    $  --     $0.73     $0.51     $  --     $  --
Pro forma weighted average
common shares outstanding (3)
    Basic ....................       --    13,941    13,873        --        --
    Diluted ..................       --    14,009    13,873        --        --

Consolidated Balance Sheet
 and Other Data:
Cash and equivalents .........   $2,084   $15,466       $74       $83       $44
Working capital ..............   37,347    32,207    18,708    18,778    13,662
Total assets .................  211,521    88,254    57,163    43,636    39,101
Long-term debt................   82,000        --        --        --        --
Stockholders' equity .........   61,945    46,590    26,443    23,991    16,889
Cash flows provided (used)
 by operating activities......   10,336    12,813     7,820     1,855    (1,858)
Cash flows used by
 investing activities......... (105,728)   (7,385)   (3,246)   (2,430)   (1,250)
Cash flows provided (used)
 by financing activities......   82,010     9,964    (4,583)      614     3,066
EBITDA (4) ...................   28,268    20,675    13,586    12,351    11,270

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

Dependence on Key Personnel. The Company relies, and will continue to rely, on its senior executive officers and other key management personnel. Recently, the Company's President, Steven Berkowitz, and its CFO, Jim Doehrman, resigned. The Company is searching for successors. The Company's CEO, John Kilcullen, and its Executive Vice President, Secretary, and interim COO, John Ball, will assume Mr. Berkowitz's responsibilities on an interim basis. The Company believes that its operations will not be significantly impacted by these resignations. If any additional senior executives or key management leave the Company, the relationships that these people have with the Company's authors, customers, manufacturers, or investors could be lost, and the Company would need to find people who could develop new relationships. In addition, the Company expects that it will need to hire additional employees, including key management positions for Internet business development. The competition for employees at all levels of the book publishing and Internet industries is intense and is increasing. In our Northern California operations, in particular, the Company has experienced increased turnover of employees and is experiencing difficulty in attracting new employees. If the Company does not succeed in attracting new employees or retaining and motivating current employees, the Company's business could suffer significantly.

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

                                                           Weighted
                                                            Average
                                                           Exercise
                                                Shares       Price
                                              ----------- -----------
Balance, September 30, 1997................            0       $0.00
        Granted (weighted average
          fair value of $3.16).............    1,550,400       12.00
        Exercised..........................            0        0.00
        Cancelled..........................      (72,600)      11.88
                                              -----------
Balance, September 30, 1998................    1,477,800       12.00
        Granted (weighted average
          fair value of $11.80)............      714,800       14.79
        Exercised..........................      (29,594)      11.88
        Cancelled..........................     (223,331)      12.40
                                              -----------
Balance, September 30, 1999................    1,939,675      $12.98
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

A summary of activity in the advances due to (from) parent for fiscal years 1998 and 1997 is as follows (in thousands):

                                                            1998       1997
                                                         ---------- ----------
  Balance at beginning of period.......................    ($4,332)      $251
  Parent corporate services fee........................        971      3,669
  Expense related to parent ESOP.......................         --      1,811
  Total current federal and state income tax provision.     11,027      8,739
  Cash collections less trade disbursements,
    transferred to parent..............................     (6,777)   (20,719)
  Employee benefits....................................      2,092      1,980
  Other, primarily transactions with affiliates, net...     (2,981)       (63)
                                                         ---------- ----------
  Balance at end of period.............................       $ --    ($4,332)
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